Exhibit 99.2

TELUS CORPORATION Management’s discussion and analysis 2021 Q2

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Caution regarding forward-looking statements

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, including the anticipated benefits and efficiencies of the accelerated investments in fibre and 5G that we plan to make, the timing of our accelerated investment program, statements regarding our sustainability strategy, targets to reduce emissions including our sustainability performance target (as defined in Section 1.3 below), our commitment to report annually on our performance in reducing scope 1 and 2 GHG emissions, our commitment to obtain an annual independent and external verification of our performance against the sustainability performance target and to report such performance and such independent and external verification, our plans and expectations regarding the impact of the COVID-19 pandemic and responses to it, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. Updates to the assumptions on which our 2021 outlook is based are presented in Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in this Management’s discussion and analysis (MD&A).

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

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The COVID-19 pandemic including its impacts on our customers, suppliers and vendors, our team members and our communities, as well as changes resulting from the pandemic to our business and operations including to the demand for and supply of the products and services that we offer and the channels through which we offer them.

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TELUS Corporation – Management’s discussion and analysis – 2021 Q2

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Regulatory decisions and developments including: changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in this MD&A, such as the potential for government to allow consolidation of competitors in our industry or conversely for government intervention to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing, including the March 2020 announcement by the federal government (reiterated in June 2020) targeting a 25% price reduction over a two-year period by the national wireless carriers in postpaid mobile bring-your-own-device wireless plans using between 2 to 6 GB of data; federal and provincial consumer protection legislation and regulation including the introduction by the federal government of Bill C-11, the Digital Charter Implementation Act, 2020, which, aims to give consumers new privacy rights and imposes new monetary penalties for non-compliance; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over communications in Canada; potential threats to the CRTC’s ability to enforce the Wholesale Code, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination and transfer of spectrum licences, the cost, availability and timing of spectrum, and ongoing and future consultations and decisions on spectrum licensing and policy frameworks, auctions and allocation; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including U.S. federal regulations pertaining to certain technology transactions deemed to constitute national security risks and the imposition of additional licence requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates, and decisions of other foreign governments, which could result in a general shortage of chip sets and other equipment; restrictions on non-Canadian ownership and control of the common shares of TELUS Corporation (Common Shares) and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics. The jurisdictions in which we operate, as well as the contracts that we enter into (particularly those of TELUS International (Cda) Inc.’s (TELUS International or TI) business), require us to comply with or facilitate our clients’ compliance with numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. See TELUS International’s financial performance which impacts our financial performance below.
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Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience that is differentiated from our competitors, including through the deployment and operation of evolving network infrastructure; intense competition, including the ability of industry competitors to successfully combine a mix of new service offerings and, in some cases, under one bundled and/or discounted monthly rate, along with their existing services; the success of new products, services and supporting systems, such as home automation security and Internet of Things (IoT) services for internet-connected devices; continued intense competition across all services among telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average billing per subscriber per month (ABPU), average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do market conditions, government actions, customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; consolidation, mergers and acquisitions of industry competitors; subscriber additions, losses and retention volumes; our ability to obtain and offer content on a timely basis across multiple devices on mobile and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; TI’s ability to compete with professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact center and business process outsourcing companies that are expanding their capabilities to offer higher-margin and higher-growth digital services; in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, claims adjudicators, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, global providers that could achieve expanded Canadian footprints, and in the provision of virtual healthcare services, preventative health services and personal emergency response services; and in our TELUS Agriculture business, while we maintain a broad solution set as compared to other agriculture technology providers, our ability to compete with focused software and IoT competitors.

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Technological substitution including: reduced utilization and increased commoditization of traditional fixed voice services (local and long distance) resulting from impacts of OTT applications and mobile substitution; a declining overall market for

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only mobile and/or internet-based telephone services; potential declines in ABPU and ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions.
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Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to streamline our legacy systems; the roll-out, anticipated benefits and efficiencies, and the evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre-to-the-premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and our ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and wireless handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data and our ability to utilize spectrum we acquire; deployment and operation of new wireline broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation that may change the way we interact with customers.
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Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties, affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity; investments in network resiliency and reliability, including to address changes in usage resulting from restrictions imposed in response to COVID-19; the allocation of resources to acquisitions and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the 3500 MHz spectrum auction that took place in June and July 2021, the announcement of a second consultation on the auctioning of the 3800 MHz spectrum, which the Minister of Innovation, Science and Industry stated is expected to take place in 2023, and the millimetre wave spectrum auction, which is expected to commence in 2024. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or by changes to our regulatory environment.
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Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully complete and integrate acquisitions into our operations and culture, complete divestitures or establish partnerships in a timely manner and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings; and our ability to effectively manage our infrastructure and team member expansion.
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Data protection including risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.
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Security threats including intentional damage or unauthorized access or attempted access to our physical assets or our IT systems and networks, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

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Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.
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Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations and exposure to various economic, international trade, political and other risks of doing business globally. See also TELUS International’s financial performance which impacts our financial performance.
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Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; technical disruptions and infrastructure breakdowns; supply chain disruptions, delays and economics, including as a result of government restrictions or trade actions; natural disaster threats; extreme weather events; epidemics; pandemics (including the ongoing COVID-19 pandemic); political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.
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TELUS International’s financial performance which impacts our financial performance. Factors that may affect TI’s financial performance are described in TI’s public filings available on SEDAR and EDGAR and may include: intense competition from companies offering similar services; TI’s ability to grow and maintain its profitability as changes in technology and client expectations outpace service offerings and internal tools and processes; TI maintaining its culture as it grows; effects of economic and geopolitical conditions on its clients’ businesses and demand for its services; a significant portion of TI’s revenue being dependent on a limited number of large clients; continued consolidation in many of the verticals in which TI offers services could result in the loss of a client; attracting and retaining qualified team members to support its operations; adverse impacts of COVID-19 on TI’s business and financial results; TI’s business being adversely affected if certain independent contractors were classified as employees, and the costs associated with defending, settling or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification; TI’s ability to successfully identify, complete, integrate and realize the benefits of acquisitions and manage associated risks; cyberattacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of its clients or their end customers could have a negative impact on its reputation and client confidence; business development not developing in ways it currently anticipates due to negative public reaction to offshore outsourcing, proposed legislation or otherwise; ability to meet client expectations regarding its content moderation services being adversely impacted due to factors beyond its control and its content moderation team members may suffer adverse emotional or cognitive effects in the course of performing their work; and TI’s lack of history operating as a separate, publicly traded company. TELUS International’s primary reporting currency is the U.S. dollar and the contribution to our consolidated results of positive results in our DLCX segment may be offset by any strengthening of the Canadian dollar (our primary reporting currency) compared to the U.S. dollar. The price of the subordinate voting shares of TI (TI Subordinate Voting Shares) may be volatile and is likely to fluctuate due to a number of factors beyond its control, including actual or anticipated changes in profitability; general economic, social or political developments; changes in industry conditions; changes in governance regulation; inflation; the general state of the securities markets; and other material events. TI may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to do so could also result in a reduction in the trading price of the TI Subordinate Voting Shares. A reduction in the trading price of the TI Subordinate Voting Shares due to these or other factors could result in a reduction in the fair value of TI multiple voting shares held by TELUS.
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Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry (including retention of team members leading recent acquisitions in emerging areas of our business), the level of our employee engagement and impact on engagement or other aspects of our business of any unresolved collective agreements, our ability to maintain our unique culture as we grow, the risk that certain independent contractors in our business could be classified as employees, and the health of our team.
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Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt, lower our net debt to EBITDA ratio to our objective range given the cash demands of spectrum auctions and/or our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

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Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2022. This program may be affected by factors such as the competitive environment, fluctuations in the Canadian economy or the global economy, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, regulatory decisions and developments, and business continuity events. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Common Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of our Common Shares. There can be no assurance that our dividend growth program or that our NCIB will be, maintained, unchanged and/or completed.
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Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes or retroactive application of new legislation; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.
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Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.
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Health, safety and the environment including: lost employee work time resulting from illness or injury; public concerns related to radio frequency emissions; environmental issues affecting our business, including climate-related risk (such as extreme weather events and other natural hazards), waste and waste recycling, risks relating to fuel systems on our properties, changing government and public expectations regarding environmental matters and our responses; and challenges associated with epidemics or pandemics, including the COVID-19 pandemic and our response to it, which may add to or accentuate these factors.
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Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments and the ongoing COVID-19 pandemic as well as public and private sector responses to the pandemic; expectations of future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and solvency discount rates; fluctuations in foreign exchange rates of the currencies in the regions in which we operate; sovereign credit ratings and effects on the cost of borrowing; the impact of tariffs on trade between Canada and the U.S.; and global implications of the trade dynamic between major world economies.
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Energy use including: our ability to identify and implement solutions to reduce energy consumption and adopt cleaner sources of energy; our ability to identify and make suitable investments in renewable energy including in the form of power purchase agreements; our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions in our operations (including as a result of programs and initiatives focused on our buildings and network); and other risks associated with achieving our goals to achieve carbon neutrality and reduce our GHG emissions by 2030.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2020 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Management’s discussion and analysis (MD&A)

July 30, 2021

Contents

Section		Description
1.	Introduction	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Consolidated highlights
2.	Core business and strategy
3.	Corporate priorities for 2021
4.	Capabilities	4.1 Principal markets addressed and competition 4.2 Operational resources 4.3 Liquidity and capital resources 4.4 Changes in internal control over financial reporting
5.	Discussion of operations

5.1 General
5.2 Summary of consolidated quarterly results and trends
5.3 Consolidated operations
5.4 TELUS technology solutions segment
5.5 Digitally-led customer experiences – TELUS International segment

6.	Changes in financial position
7.	Liquidity and capital resources

7.1 Overview
7.2 Cash provided by operating activities
7.3 Cash used by investing activities
7.4 Cash provided (used) by financing activities
7.5 Liquidity and capital resource measures
7.6 Credit facilities
7.7 Sale of trade receivables
7.8 Credit ratings
7.9 Financial instruments, commitments and contingent liabilities
7.10 Outstanding share information
7.11 Transactions between related parties

8.	Accounting matters	8.1 Critical accounting estimates and judgments 8.2 Accounting policy developments
9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings	9.1 Communications industry regulatory developments and proceedings
10.	Risks and risk management
11.	Definitions and reconciliations	11.1 Non-GAAP and other financial measures 11.2 Operating indicators

Copyright © 2021 TELUS Corporation. All rights reserved. Certain products and services named in this report are trademarks. The symbols TM and ® indicate those owned by TELUS Corporation or its subsidiaries. All other trademarks are the property of their respective owners.

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TELUS Corporation – Management’s discussion and analysis – 2021 Q2

1.Introduction

The forward-looking statements in this section, including, for example, statements relating to the expected impact of the COVID-19 pandemic on our operations and financial condition, on the demand for our products and services and subscriber growth, and on our assets, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of our consolidated financial position and financial performance for the three-month and six-month periods ended June 30, 2021, and should be read together with our June 30, 2021 condensed interim consolidated statements of income and other comprehensive income, statements of financial position, statements of changes in owners’ equity, statements of cash flows and the related notes (collectively referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) that we use are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian GAAP. In this MD&A, the term IFRS refers to these standards. In our discussion, we also use certain non-GAAP financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 11.1. All currency amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our annual information form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR (sedar.com). Our filings with the Securities and Exchange Commission in the United States, including Form 40-F, are available on EDGAR (sec.gov). Additional information about our TELUS International (Cda) Inc. (TELUS International or TI) subsidiary, including discussion of its business and results, can be found in its public filings available on SEDAR and EDGAR.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by our Audit Committee and authorized by our Board of Directors (Board) for issuance on July 30, 2021.

In this MD&A, unless otherwise indicated, results for the second quarter of 2021 (three-month period ended June 30, 2021) and the six-month period ended June 30, 2021 are compared with results for the second quarter of 2020 (three-month period ended June 30, 2020) and the six-month period ended June 30, 2020.

Effective January 1, 2021, our segmented reporting structure was retrospectively re-cast. This change arose from continually increasing technological convergence pushing the difference between mobile and fixed access further from the core network and closer to the customer point of access, the increasing significance of digitally-led customer experience services and the evolution of information regularly reported to our chief operating decision maker for purposes of allocating capital resources and assessing performance. See Section 5.1 General for additional details.

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic factors that affect our customers and us, and the competitive nature of our operations.

COVID-19

As noted in Section 1.2 of our 2020 annual MD&A, the COVID-19 pandemic, which emerged in the first quarter of 2020, continued to have a pervasive global impact throughout the balance of 2020 and into 2021. The nature of the pandemic and the uncertainty of its magnitude, length and the time to recovery are not currently able to be estimated. Since the beginning of the pandemic, we have focused relentlessly on keeping Canadians connected and on the health, safety and well-being of our team members, customers and communities. Our Executive Team continues to be guided by advice from our Emergency Management Operating Committee (EMOC) and the TELUS Medical Advisory Council (MAC).

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Notwithstanding the easing of various health restrictions throughout Canada, we expect the pandemic to continue to affect our operations until at least 2022. Whether this occurs will depend on both domestic and international factors, including vaccination progress and the potential proliferation of COVID-19 variants of concern.

With respect to TELUS International’s operations, the intent is for team members to return to traditional work environments in offices later this year provided it has been deemed safe to do so by local governments and healthcare officials. However, this varies significantly by geography and each region’s vaccination progress.

Economic estimates

Our estimates regarding our environment, including economic growth, unemployment and housing starts, form an important part of the assumptions on which our targets are based. The extent to which these estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

	Economic growth			Unemployment			Housing starts
	(Percentage points)			(Percentage points)			(000s of units)
									Our estimated
						Our			annual rate of
	Estimated					estimated	Seasonally adjusted		housing starts
	gross domestic		Our estimated	Unemployment rates		annual	annual rate of housing starts[2]		on an
	product (GDP)		GDP growth	For the month of		unemploy-	For the month of		unadjusted
	growth rate		rates[1]	June	June	ment rates[1]	June	June	basis[1]
	2021		2021	2021[3]	2020[3]	2021	2021	2020	2021
Canada	6.0	[4]	5.7	7.8	12.3	7.7	282	212	232
B.C.	4.4	[5]	5.7	6.6	13.0	6.7	68	39	39
Alberta	4.8	[5]	5.6	9.3	15.5	9.6	30	15	28
Ontario	4.0	[5]	5.7	8.4	12.2	8.0	89	79	82
Quebec	4.2	[5]	5.8	6.3	10.7	6.9	70	60	60

1	Assumptions are as of April 12, 2021 and are based on a composite of estimates from Canadian banks and other sources.
2	Source: Statistics Canada. Table 34-10-0158-01 Canada Mortgage and Housing Corporation, housing starts, all areas, Canada and provinces, seasonally adjusted at annual rates, monthly (x 1,000).
3	Source: Statistics Canada Labour Force Survey, June 2021 and June 2020, respectively.
4	Source: Bank of Canada Monetary Policy Report, July 2021.
5

Source: British Columbia Ministry of Finance, Budget and fiscal plan 2021/22 – 2023/24, April 20, 2021; Alberta Ministry of Treasury Board and Finance, 2021 – 24 Fiscal Plan, February 25, 2021; Ontario Ministry of Finance, 2021 Ontario Budget, March 2021; and Ministère des Finances du Quebec, Budget 2021 – 2022, March 2021, respectively.

1.3 Consolidated highlights

Long-term debt issue, inaugural sustainability-linked bond and early redemption of 2022 Notes

On April 5, 2021, we issued $500 million of senior unsecured 4.10% Notes, Series CAE, which will mature on April 5, 2051.

On June 28, 2021, we announced the successful closing of our inaugural sustainability-linked bond, the first of its kind in Canada. The $750 million of senior unsecured 2.85% Sustainability-Linked Notes, Series CAF, will mature on November 13, 2031, and were issued pursuant to our sustainability-linked bond framework announced on June 14, 2021 (see Section 3 for additional details). As part of this framework, we have committed to reducing our absolute Scope 1 and 2 greenhouse gas emissions by 46% from 2019 levels by 2030 (our sustainability performance target). If we fail to achieve this target by December 31, 2030, the interest payable on these notes will increase by 1.00% in the final year of maturity. We will report annually on our performance against the sustainability performance target and will also obtain an annual independent and external verification of our performance against the target.

On July 16, 2021, we exercised our right to early redeem, on August 17, 2021, all of our 2.35% Notes, Series CT. The long-term debt prepayment will be recorded in the three-month period ended September 30, 2021, and is estimated to be approximately $10 million before income taxes. Subsequent to this early redemption, we will no longer have any TELUS Corporation notes maturing in 2022.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Our Board of Directors

At our 2021 annual general meeting held on May 7, 2021, the nominees listed in the TELUS 2021 information circular were elected as directors of TELUS, including two new nominees, Hazel Claxton and Sean Willy.

Hazel is a corporate director. She served as Executive Vice-President and Chief Human Resources Officer with LifeWorks Inc. (formerly Morneau Shepell Inc.) from 2013 to 2018. Prior to that, Hazel spent 29 years at PwC Canada where she held several leadership roles including Canadian Leadership Group member, Human Capital leader, and Partner within the Corporate Advisory and Restructuring Group, an area she practiced in for 20 years. Hazel holds a Bachelor of Commerce (Honours) from Queen’s University and the ICD.D designation from the Institute of Corporate Directors. She is a Chartered Professional Accountant.

Sean is President and Chief Executive Officer of Des Nedhe Development, the economic development entity for English River First Nation, which includes a broad portfolio of businesses and investments that range from construction and mining to retail and communications, a role he has held since August 2017, and prior thereto he was a Vice-President of Des Nedhe Development since June 2016. Sean holds a Bachelor of Commerce from the Edwards School of Business of the University of Saskatchewan.

Our Board diversity policy includes separate diversity targets of having (i) at least two directors who represent a visible minority or are Indigenous by our annual meeting in 2023 and (ii) women and men each represent at least one-third of the independent directors. With the appointment of directors at our May 2021 annual meeting, we surpassed both targets.

3500 MHz spectrum auction developments

Innovation, Science and Economic Development Canada’s (ISED’s) 3500 MHz band spectrum auction occurred during the period from June 15, 2021, through July 23, 2021. We acquired 142 licences equating to 16.4 MHz of spectrum for a total purchase price of approximately $1.95 billion. When combining the 3500 MHz spectrum licences purchased privately ahead of the auction, we now hold 25 MHz of spectrum in the 3500 MHz spectrum band nationally, or 40 MHz within key markets. In accordance with the terms of the auction, 20% ($390 million) will be remitted to ISED on, or before, August 13, 2021, while the remaining balance will be paid on, or before, October 4, 2021. Until such time as ISED determines that we qualify as a radio communications carrier and comply with Canadian Ownership and Control rules, we may not commercially use the licences.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Consolidated highlights

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, except footnotes and unless noted otherwise)	2021	2020	Change		2021	2020	Change
Consolidated statements of income
Operating revenues and other income	4,111	3,728	10.3%		8,135	7,422	9.6%
Operating income	658	634	3.8%		1,330	1,318	0.9%
Income before income taxes	455	432	5.3%		920	924	(0.4)%
Net income	344	315	9.2%		677	668	1.3%
Net income attributable to Common Shares	335	290	15.5%		666	640	4.1%
Adjusted Net income[1]	348	316	10.1%		707	716	(1.3)%

Earnings per share (EPS) ($)
Basic EPS	0.25	0.23	8.7%		0.50	0.51	(2.0)%
Adjusted basic EPS[1]	0.26	0.25	4.0%		0.53	0.57	(7.0)%
Diluted EPS	0.25	0.23	8.7%		0.50	0.51	(2.0)%
Dividends declared per Common Share ($)	0.3162	0.29125	8.6%		0.6274	0.58250	7.7%

Basic weighted-average Common Shares outstanding (millions)	1,355	1,278	6.0%		1,327	1,263	5.1%
Consolidated statements of cash flows
Cash provided by operating activities	1,250	1,462	(14.5)%		2,189	2,639	(17.1)%
Cash used by investing activities	(860)	(823)	4.5%		(2,013)	(2,782)	(27.6)%
Acquisitions	(13)	(107)	(87.9)%		(150)	(1,211)	(87.6)%
Capital expenditures[2]	(913)	(756)	20.8%		(1,598)	(1,421)	12.5%

Cash provided (used) by financing activities	(110)	(726)	(84.8)%		1,159	579	100.2%
Other highlights
Subscriber connections[3] (thousands)					16,295	15,382	5.9%
Earnings before interest, income taxes, depreciation and amortization[1] (EBITDA)	1,451	1,359	6.8%		2,912	2,768	5.2%
EBITDA margin[1] (%)	35.3	36.5	(1.2)	pts.	35.8	37.3	(1.5)	pts.
Restructuring and other costs[1]	38	70	(45.7)%		79	130	(39.2)%
Adjusted EBITDA[1,4]	1,490	1,361	9.5%		2,993	2,836	5.5%
Adjusted EBITDA margin[1] (%)	36.2	37.2	(1.0)	pt.	36.8	38.6	(1.8)	pts.
Free cash flow[1]	210	511	(58.9)%		531	1,056	(49.7)%
Net debt to EBITDA – excluding restructuring and other costs[1] (times)					3.11	3.06	0.05

Notations used in MD&A: n/m — not meaningful; pts. — percentage points.

1	These are non-GAAP and other financial measures. See Section 11.1 Non-GAAP and other financial measures.
2	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.
3	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. During the third quarter of 2020, we adjusted cumulative subscriber connections to add approximately 31,000 security subscribers as a result of a business acquisition. Effective January 1, 2021 with retrospective application to January 1, 2020, in alignment with our segment reporting changes, we made a retroactive adjustment to remove internal network service revenue and approximately 29,000 subscribers from our mobile phone subscriber base and associated operating statistics (average billing per subscriber per month (ABPU) / average revenue per subscriber per month (ARPU) and churn). Effective January 1, 2021 on a prospective basis, following an in-depth review of customer accounts within a legacy subscriber provisioning system to be decommissioned, we adjusted our internet subscriber base to remove 16,000 subscribers.
4	Adjusted EBITDA excludes restructuring and other costs (see Section 11.1 for restructuring and other costs amounts), other equity losses related to real estate joint ventures, as well as retirement of a provision arising from business acquisition-related written put options within the digitally-led customer experiences – TELUS International (DLCX) segment.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Operating highlights

●	Consolidated Operating revenues and other income increased by $383 million in the second quarter of 2021 and $713 million in the six months of 2021.

Service revenues increased by $309 million in the second quarter of 2021 and $566 million in the first six months of 2021, due to growth in internet and third wave data service revenues as well as other fixed data services revenues from expanded services and subscriber base growth, and business acquisitions; increased DLCX segment revenues from business acquisitions, and organic growth from both new clients and expanded services for existing customers; growth in our mobile subscriber base and in the second quarter of 2021, growth in ARPU; and growth in health services revenues.

Equipment revenues increased by $144 million in the second quarter of 2021 and $246 million in the first six months of 2021, reflecting higher handset upgrade volumes and a greater sales mix of higher-value smartphones.

Other income decreased by $70 million in the second quarter of 2021 and $99 million in the first six months of 2021, largely related to the non-recurrence of the comparative period’s retirement of a provision arising from business acquisition-related written put options within DLCX. The decrease in Other income in the first six months of 2021 also reflects a decrease in the aforementioned provision.

For additional details on Operating revenues and other income, see Section 5.4 TELUS technology solutions segment and Section 5.5 Digitally-led customer experiences – TELUS International segment.

●	Operating income increased by $24 million in the second quarter of 2021 and $12 million in the first six months of 2021. Excluding the effects of a non-recurring gain on a retirement of a provision arising from business acquisition-related written put options within DLCX of $71 million in the second quarter of 2020, Operating income increased by $95 million in the second quarter of 2021 and $83 million in the first six months of 2021. This increase was driven by growth in internet and third wave data service margins, as well as other fixed data service margins resulting from subscriber base growth and expanded services; growth in our mobile subscriber base and mobile equipment margins; growth from business acquisitions (net of associated supporting costs); an increased contribution from DLCX; and the non-recurrence of the comparative period’s COVID-19-related provisions and non-labour restructuring and other costs related to the pandemic. This was partly offset by higher depreciation and amortization, lower legacy fixed voice and legacy fixed data services, higher employee benefits expense and, in the first six months of 2021, the non-recurrence of the comparative period’s decrease of the aforementioned put option provision. Growth in the first six months of 2021 also reflects the dilutive lingering impacts of the pandemic, including reduced roaming margins related to travel restrictions. (See Section 5.3 Consolidated operations for additional details.)

EBITDA, which includes restructuring and other costs, other equity losses related to real estate joint ventures and a gain on a retirement of a provision arising from business acquisition-related written put options within DLCX, increased by $92 million in the second quarter of 2021 and $144 million in the first six months of 2021.

Adjusted EBITDA, which excludes restructuring and other costs, other equity losses related to real estate joint ventures and a gain on a retirement of a provision arising from business acquisition-related written put options within DLCX, increased by $129 million or 9.5% in the second quarter of 2021 and $157 million or 5.5% in the first six months of 2021, reflecting the drivers mentioned in the Operating income discussion above, excluding increased depreciation and amortization. (See Section 5.3 Consolidated operations for additional details.)

●	Income before income taxes increased by $23 million in the second quarter of 2021 as a result of higher Operating income, as noted above. Income before income taxes decreased by $4 million in the first six months of 2021 as a result of higher Operating income more than offset by increased Financing costs. The increase in Financing costs in the first six months of 2021 resulted from the $18 million long-term debt prepayment premium in the second quarter of 2020 almost fully offset by the cessation of capitalized long-term debt interest costs for spectrum licences that are now being deployed, as well as higher average long-term debt outstanding, in part attributable to business acquisitions. (See Financing costs in Section 5.3.)
●	Income tax expense decreased by $6 million in the second quarter of 2021 and $13 million in the first six months of 2021. The effective income tax rate decreased from 27.1% to 24.4% in the second quarter of 2021 and from 27.7% to 26.4% in the first six months of 2021, largely due to tax adjustments recognized in the current period for income taxes of prior periods.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

●	Net income attributable to Common Shares increased by $45 million in the second quarter of 2021 and $26 million in the first six months of 2021, resulting from the after-tax impacts of higher Operating income and higher Financing costs.

Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, other equity losses related to real estate joint ventures, long-term debt prepayment premium and a gain on a retirement of a provision arising from business acquisition-related written put options within DLCX. Adjusted Net income increased by $32 million or 10.1% in the second quarter of 2021 and decreased by $9 million or 1.3% in the first six months of 2021.

Reconciliation of adjusted Net income

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2021	2020	Change	2021	2020	Change
Net income attributable to Common Shares	335	290	45	666	640	26
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs, after income taxes	26	42	(16)	53	89	(36)
Income tax-related adjustments	(14)	2	(16)	(14)	(1)	(13)
Other equity losses related to real estate joint ventures	1	3	(2)	2	9	(7)
Long-term debt prepayment premium, after income taxes	—	14	(14)	—	14	(14)
Retirement of a provision arising from business acquisition-related written put options within DLCX, after income taxes	—	(35)	35	—	(35)	35
Adjusted Net income	348	316	32	707	716	(9)

●	Basic EPS increased by $0.02 or 8.7% in the second quarter of 2021 and decreased by $0.01 or 2.0% in the first six months of 2021, as a result of the after-tax impacts of higher Operating income and higher Financing costs, as well as the effect of a higher number of Common Shares outstanding.

Adjusted basic EPS excludes the effects of restructuring and other costs, income tax-related adjustments, other equity losses related to real estate joint ventures, long-term debt prepayment premium and a gain on a retirement of a provision arising from business acquisition-related written put options within DLCX. Adjusted basic EPS increased by $0.01 or 4.0% in the second quarter of 2021 and decreased by $0.04 or 7.0% in the first six months of 2021.

Reconciliation of adjusted basic EPS

	Second quarters ended June 30			Six-month periods ended June 30
($)	2021	2020	Change	2021	2020	Change
Basic EPS	0.25	0.23	0.02	0.50	0.51	(0.01)
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs, after income taxes, per share	0.02	0.04	(0.02)	0.04	0.07	(0.03)
Income tax-related adjustments, per share	(0.01)	—	(0.01)	(0.01)	—	(0.01)
Other equity losses related to real estate joint ventures, per share	—	—	—	—	0.01	(0.01)
Long-term debt prepayment premium, after income taxes, per share	—	0.01	(0.01)	—	0.01	(0.01)
Retirement of a provision arising from business acquisition-related written put options within DLCX, after income taxes, per share	—	(0.03)	0.03	—	(0.03)	0.03
Adjusted basic EPS	0.26	0.25	0.01	0.53	0.57	(0.04)

●	Dividends declared per Common Share were $0.3162 in the second quarter of 2021, reflecting an increase of 8.6% from one year earlier. On July 29, 2021, the Board declared a third quarter dividend of $0.3162 per share on our issued and outstanding Common Shares, payable on October 1, 2021, to shareholders of record at the close of business on September 10, 2021. The third quarter dividend was unchanged from the dividend declared in the second quarter of 2021 and increased by $0.02495 per share or 8.6% from the $0.29125 per share dividend declared one year earlier, consistent with our multi-year dividend growth program described in Section 4.3 Liquidity and capital resources.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

●	During the 12-month period ending on June 30, 2021, our total subscriber connections increased by 913,000. This reflected an increase of 3.6% in mobile phone subscribers, 19.9% in connected device subscribers, 6.9% in internet subscribers, 5.2% in TV subscribers and 17.0% in security subscribers, partly offset by a decline of 3.1% in residential voice subscribers. (See Section 5.4 TELUS technology solutions segment for additional details.)

Liquidity and capital resource highlights

●	Cash provided by operating activities decreased by $212 million in the second quarter of 2021 and $450 million in the first six months of 2021. These decreases were largely attributable to other working capital changes, as well as timing of income tax and spectrum licence payments as a portion of the income tax instalments in the first six months of 2020 and spectrum licence payments in the first quarter of 2020 were deferred into the third quarter of 2020 as permitted by several government jurisdictions as part of their pandemic responses as well as increased income tax payments for newly acquired companies. (See Section 7.2 Cash provided by operating activities.)
●	Cash used by investing activities increased by $37 million in the second quarter of 2021 and decreased by $769 million in the first six months of 2021, largely attributable to a lower number and smaller size of acquisitions. Acquisitions decreased by $94 million in the second quarter of 2021 and $1,061 million in the first six months of 2021, as we made larger cash payments for business acquisitions in the first six months of 2020, primarily Competence Call Center (CCC). Capital expenditures increased by $157 million in the second quarter of 2021 and $177 million in the first six months of 2021, due to increased investments in our 5G network, the accelerated purchase of equipment to support subscriber growth and accelerated investments on our broadband build to increase system capacity and reliability. (See Section 7.3 Cash used by investing activities.)
●	Cash used by financing activities decreased by $616 million in the second quarter of 2021, primarily reflecting increased long-term debt issued, net of redemptions and repayments. Cash provided by financing activities increased by $580 million in the first six months of 2021 as net cash proceeds from the TELUS International initial public offering in the first quarter of 2021 were used to reduce TI credit facility indebtedness. Additionally, the proceeds from our equity issue in the first quarter of 2021 were lower than the proceeds from our equity issue in the first quarter of 2020 as we issued approximately 6 million fewer Common Shares in the equity issue in the first quarter of 2021. (See Section 7.4 Cash provided (used) by financing activities.)
●	Net debt to EBITDA — excluding restructuring and other costs ratio was 3.11 times at June 30, 2021, up from 3.06 times at June 30, 2020, as the increase in net debt, partly attributable to business acquisitions, exceeded the effect of the increase in EBITDA – excluding restructuring and other costs as the COVID-19 pandemic impacts reduced EBITDA. As at June 30, 2021, business acquisitions over the past 12 months increased the ratio by approximately 0.36 and the acquisition of spectrum licences increased the ratio by approximately 0.21. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)
●	Free cash flow decreased by $301 million in the second quarter of 2021 and $525 million in the first six months of 2021, resulting primarily from: timing of income tax payments, as a portion of the tax instalments in the first six months of 2020 were deferred into the third quarter of 2020 as permitted by several government jurisdictions as part of their pandemic responses as well as increased income tax payments for newly acquired companies; higher capital expenditures in connection with our planned accelerated capital investments; the timing related to device subsidy repayments and associated revenue recognition and our TELUS Easy Payment® device financing program; higher lease principal payments; and higher restructuring and other costs disbursements. These factors were partly offset by higher EBITDA. Our definition of free cash flow, for which there is no industry alignment, is unaffected by accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. (See calculation in Section 11.1 Non-GAAP and other financial measures.)

2.Core business and strategy

Our core business and our strategic imperatives were described in our 2020 annual MD&A.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

3.Corporate priorities for 2021

Our annual corporate priorities are used to advance our long-term strategic imperatives and address near-term opportunities and challenges. The following table provides a discussion of activities and initiatives that relate to our 2021 corporate priorities.

Elevating our customers, communities and social purpose by honouring our brand promise, Let’s make the future friendly™

●
In April, the BlackNorth Initiative recognized TELUS for being a Canadian leader in diversity and inclusion and one of a small number of Canadian publicly traded companies to adopt Board targets that include visible minority and Indigenous representation.
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In April, we became the first national telecommunications company in Canada to set science-based greenhouse gas (GHG) emissions reduction targets approved by the Science Based Targets initiative (SBTi). The SBTi is a partnership between CDP, the United Nations Global Compact, the World Resources Institute and the World Wide Fund for Nature to mobilize companies to set science-based targets and boost their competitive advantage in the transition to a low-carbon economy.
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In May, we were named one of Canada’s Greenest Employers 2021 by Mediacorp Canada Inc. which recognizes Canadian companies that lead the nation in creating a culture of environmental awareness within their organizations.
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Throughout the second quarter of 2021, we continued to leverage our Connecting for Good® programs to support marginalized Canadians through the global pandemic and expanded program eligibility to support those who need it most.
o
In May, we announced the national expansion of our Tech for Good™ program in partnership with March of Dimes Canada. To date, we have supported close to 4,000 Canadians with disabilities who require professional assistance to independently use or control their mobile device. Our program offers customized recommendations, training and support on mobile devices and, based on individual need, the assistive technology required to use their mobile device.
o
We added over 2,100 new households to our Internet for Good® program this quarter, resulting in more than 91,000 low income family members and persons with disabilities benefiting from low-cost internet since the launch of the program.
o
Our Mobility for Good® program provides subsidized wireless rate plans to all youth aging out of foster care and to over 2.2 million low-income seniors across Canada receiving the guaranteed income supplement. Across both the youth and seniors’ programs, we added close to 2,000 Canadians this quarter and more than 25,000 marginalized individuals have benefited since we launched the program.
o
Our $0 mobility plan support continues until August 31, 2021 for the more than 14,200 plans and devices donated as part of our Mobility for Good COVID-19 response program, bringing total in-kind support to $16 million.
o
In May, we enhanced our Health for Good® program presence in Victoria, B.C. with the signing of a new partnership agreement with Cool Aid Society, a well-established and highly regarded charity organization that provides primary and mental healthcare, affordable housing and other supports for the homeless in Victoria, Saanich and Langford.
o
Our mobile health clinics, serving 13 communities across Canada, supported nearly 11,000 patient visits this quarter, resulting in close to 75,000 cumulative visits since the inception of our Health for Good program.
◾
Most mobile clinics are directly supporting the COVID-19 crisis response, including by administering vaccines. Since the start of the pandemic, our mobile health clinics have provided 24,000 COVID-19 assessments and administered 5,400 vaccinations.
●
The TELUS Friendly Future Foundation™ (TFFF) and TELUS Community Boards are directing all 2021 support to charitable initiatives helping at-risk youth and other marginalized populations. Throughout the first half of the year, the TFFF distributed $2.7 million in Community Board grants to 186 local charitable projects and $2.1 million in TFFF grants to 20 national charitable initiatives.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

●
Throughout May 2021, we evolved our 16-year legacy global volunteer movement, TELUS Days of Giving®, to TELUS #FriendlyFuture Days. More than 50,000 TELUS employees, retirees, family and friends participated, helping to contribute to 530,000 acts of giving by our TELUS team so far this year.
●
In May, we invested in the Black Innovation Fund, an early-stage venture fund focused on supporting Black-founded technology and technology-enabled businesses based in Canada. Building on our support of the Ryerson DMZ Black Innovation Program, the Black Innovation Fund will help raise the profile of minority entrepreneurs.
●
As noted in Section 1.3, we surpassed our Board diversity targets two years early.
●
As described in Section 1.3, on June 14, 2021, we released our sustainability-linked bond framework, the first of its kind in Canada, that aligns our financing strategy with our ambitious goal of achieving operational net carbon neutrality across all of our global operations by 2030. The framework was developed in accordance with the International Capital Market Association’s Sustainability-Linked Bond Principles 2020 (SLBP). Sustainalytics, a leading independent environmental, social and governance (ESG) research, ratings and analytics firm, reviewed the framework and is of the opinion that it aligns with the SLBP. Our 2.85% Sustainability-Linked Notes, Series CAF, which closed on June 28, 2021, were the first series of bonds offered under the framework.
●
In June, we renewed our commitment to champion Canadian small businesses through our #StandWithOwners initiative, recognizing that small business owners have needed to pivot and innovate throughout the COVID-19 pandemic. In this second year, we doubled our commitment by investing $1 million to support small businesses with funding, localized advertising and mentorship as they move forward.
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In June, we ranked 17th on the Corporate Knights Best 50 Corporate Citizens in Canada for 2021, up from 20th in 2020. This represents our ninth consecutive year and 15th time overall of being recognized, reflecting our commitment to creating a more sustainable future for the next generation.
●
Our renewable energy power purchase agreement (PPA) with the Brooks Solar facility in Alberta has seen production of over 11,000 MWh in the first six months of 2021, while three additional PPAs are pending commercial operations in 2022.

Leveraging TELUS’ world-leading technology to drive superior growth across mobile, home and business services

●
In U.K.-based Opensignal’s Canada 5G User Experience Report released in April 2021, we tied for first in 5G Download Speed, 5G Video Experience, 5G Upload Speed, 5G Availability, 5G Voice App Experience and 5G Reach. Additionally, in Opensignal’s The State of Group Video Calling Experience – North and Latin America report released in June 2021, we were the joint winner for Group Video Calling Experience in Canada. As well, Canada ranked third out of 19 countries and territories in North and Latin America.
●
In U.S.-based PCMag‘s report The Fastest ISPs of 2021: Canada, released in June 2021, we were ranked as the fastest internet service provider in Canada among major ISPs for the second consecutive year. The report also noted that we expanded the gap between our speeds and those of our peers by a wider margin.
●
During the quarter, we announced that we will invest in the Chaudière-Appalaches, Lower St. Lawrence, Capitale-Nationale and North Shore regions in Quebec to accelerate the deployment of our TELUS PureFibre® and 5G networks.
●
In May, we were recognized as one of the Best B2B Brands in Canada in 2021 by Report on Business, ranking eighth out of 74 companies in Canada, which is a testament to our team’s commitment to leverage our social purpose to create remarkable human outcomes while delivering exceptional experiences in the business-to-business (B2B) space.
●
In June, in partnership with the Kanata North Business Association, we announced the launch of the 5G Innovation Zone in Ottawa’s Hub350. This innovation hub is designed to leverage emerging technology advancements including edge computing, network slicing, and Internet of Things (IoT) commercialization to tackle real-world challenges. These technologies are foundational to unleash the potential of 5G and the TELUS innovation zone is expected to help realize both economic and societal value from these capabilities.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

●
In June, we launched PureFibre X, with upload and download speeds of 2.5 Gbps. PureFibre X plans include the latest Wi-Fi 6, enabling better quality connectivity and connections throughout the home. By leveraging Wi-Fi 6 technology with our new PureFibre X, we can provide households with nearly limitless connectivity enabling simultaneous 4K streaming, video conferencing, web surfing, gaming, smart home automation, and smart home security.

Scaling our innovative digital capabilities in TELUS Health and TELUS Agriculture to build assets of consequence

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During the ongoing COVID-19 pandemic, TELUS Health Virtual Care and TELUS Health MyCare have benefited from significant adoption. These solutions have helped Canadians stay safe at home and avoid higher-risk environments such as clinics and emergency rooms wherever possible and, in turn, freed up healthcare system capacity to respond to the pandemic. Our two virtual care offerings provide millions of Canadians with the opportunity to seek primary care and mental healthcare, virtually, across the country and also reach Canadians who do not have access to a family doctor or those who seek medical care after-hours.
●
Our LivingWell Companion™ personal emergency response service (PERS) continues to support the health and well-being of seniors across Canada. With COVID-19 disproportionately impacting the elderly, LivingWell Companion helps seniors stay connected to emergency support and offers a remote caregiving solution to those who may be unable to physically support their elderly loved ones. This quarter, we launched TELUS Health Companion on Apple Watch, which is a 24/7 emergency monitoring service provided through TELUS Health’s LivingWell Companion national response service combined with the Apple Watch Fall Detection application programming interface (API) and proactive monitoring functionalities.
●
Throughout the pandemic, the TELUS Healthy Living Network® has been providing Optik TV® customers with informative and compelling content related to COVID-19 prevention and well-being, and helping them to stay active and healthy at home with over 1,200 leading fitness, yoga, nutrition and mental health titles available for free, for rent or to own. In the fourth quarter of 2020, we announced a global-first partnership with Calm to offer leading mental health content on the TELUS Healthy Living Network, providing support to Canadians as they deal with the stresses brought on by the pandemic. We offer free content for all Optik TV and Pik TV® subscribers, as well as additional premium content via our Calm Optik TV theme pack, which includes guided meditations, breathing exercises and Calm’s Sleep Stories (bedtime stories for adults). We are Calm’s only Canadian telecom partner, and the first to bring Calm’s content to a TV service and offer subscriptions through redemptions of TELUS Rewards® loyalty points.
●
In the early part of the second quarter of 2020, TELUS Health began enabling Canadian clinicians to conduct virtual visits with their patients by integrating patient videoconferencing into its electronic medical records (EMR) across Canada. This feature allows clinicians to virtually support their own roster of patients, while maintaining continuity of care and fully up-to-date health records. As of June 30, 2021, almost 427,000 consultations had been conducted through the TELUS EMR Virtual Visit solution since launch.
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In May, we made an investment in Rise Gardens, a direct-to-consumer gardening product that is servicing the emerging connected indoor gardening segment. By leveraging modern hydroponic techniques, consumers will be able to grow leafy greens and rooted vegetables, supported by a mobile app to track, manage and engage with the growing experience. This investment is the latest in our larger agriculture strategy, offering a natural complement to more traditional forms of production.
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In June, we brought our 5G network to Olds, Alberta, and now, the Olds College Smart Farm, which is a partnership between Olds College and TELUS Agriculture, has access to our 5G network. Improved connectivity on the field will allow for easily accessible cloud computing and responsiveness to data that is gathered and used in precision agriculture, and will help unlock the potential of agriculture technology innovations to enhance productivity and sustainability. 5G will also improve connectivity for farm security and IoT solutions.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

●
To address the issue of a loss of cellular connectivity (i.e. dead zones) on farms, we are testing a new repeater solution at the Olds College Smart Farm that is quick to install, easy to maintain and cost-efficient. The repeater solution captures a signal from the nearest cellular tower and boosts it to extend coverage. This particular design is a trial for a solution that, once installed, is a do-it-yourself operation for farms and is non-intrusive as it is solar-powered. If successful, the repeater will provide connectivity to mobile devices and agriculture technology like drones, autonomous equipment and field sensors in the area and enable the Smart Farm team to complete their day-to-day research such as monitoring crop nutrients and soil moisture.
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In June, Ignition® by TELUS, our supply chain software division, was a recipient of the Food Logistics 2021 Top Green Providers award, which recognizes companies that enhance sustainability within the cold food and beverage industry. Ignition by TELUS exists to combat food supply waste by producing a comprehensive suite of solutions designed to help distributors reduce waste, increase flexibility and agility, and increase visibility across the supply chain.

Scaling our innovative digital capabilities in TELUS International to build an asset of consequence

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TELUS International Philippines opened its seventh delivery center in the country in Iloilo City which is the first location outside Metro Manila. This new center of excellence is focused on digital customer care, IT and technical support.
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Among TELUS International’s notable awards during the quarter is the 2021 AI Breakthrough Award in the Best Informational Bot Solution category for our Agent Assist Chatbot. These awards recognize the best companies, technologies, products and services in the field of artificial intelligence.

4.Capabilities

The forward-looking statements in this section, including statements regarding our dividend growth program and our financial objectives in Section 4.3, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a discussion of our principal markets and an overview of competition, refer to Section 4.1 of our 2020 annual MD&A.

4.2 Operational resources

TELUS technology solutions (TTech)

Since mid-2013 through June 30, 2021, we have invested more than $5.2 billion to acquire wireless spectrum licences in spectrum auctions and other private transactions, including transactions in the first quarter of 2021 where we acquired 3500 MHz spectrum and obtained the use of AWS-4 spectrum licences from the original licensees, as well as transactions in the second quarter of 2021 where we acquired 2500 MHz spectrum. This investment has more than doubled our national spectrum holdings in support of our top priority to put customers first. Mobile data consumption has been increasing rapidly and is expected to continue growing at a fast rate as the industry transitions to 5G, and we have responded by investing to extend our coverage and expand the capacity of our leading network quality to support the additional data consumption and growth in our mobile subscriber base in a geographically diverse country. This includes investments in wireless small cells connected directly to our fibre technology to improve coverage and capacity utilized in our 5G network launch.

As at June 30, 2021, our 4G LTE technology covered 99% of Canada’s population, consistent with June 30, 2020. We have continued to invest in the roll-out of our LTE advanced technology, which covered over 95% of Canada’s population at June 30, 2021, slightly higher than one year before. Furthermore, our 5G network, launched in June 2020, covered approximately 36% of Canada’s population at June 30, 2021.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

We are continuing to invest in our urban and rural communities across B.C., Alberta and Eastern Quebec with commitments to deliver broadband technology capabilities to as many Canadians in these communities as possible. We are expanding our fibre footprint by connecting more homes and businesses directly to fibre in communities across B.C., Alberta and Eastern Quebec. In addition, we have increased broadband internet speeds, expanded our IP TV video-on-demand library and high-definition content, including 4K TV and 4K HDR capabilities, and enhanced the marketing of data products and bundles resulting in improved churn rates. Our fibre technology is also an essential component of our wireless access technology and has enabled our 5G deployment as referenced above. Our home and business security integrates safety and security monitoring with smart devices.

As at June 30, 2021, approximately 2.6 million households and businesses in B.C., Alberta and Eastern Quebec were covered with fibre-optic cable, which provides these premises with immediate access to our fibre-optic technology. This is up from approximately 2.3 million households and businesses in the second quarter of 2020.

We offer a variety of healthcare solutions and services including virtual care, virtual pharmacy, electronic medical records (EMR), pharmacy management systems, claims management solutions, personal health records, remote patient monitoring, personal emergency response services, mental health support, comprehensive primary care and employee wellness, and curation of health content for Canadians.

Our smart food-chain technology solutions include farm management, precision agronomy, feedlot health management, application programming interface (API) and application integration services, compliance management, food traceability and quality assurance, supply chain management, data management solutions and software solutions for trade promotion management and retail execution.

Digitally-led customer experiences – TELUS International (DLCX)

Our DLCX segment offers services that support the full lifecycle of our clients’ digital transformation journeys. We enable our clients to more quickly embrace next-generation digital technologies to deliver better business outcomes. The solutions and services offered are relevant across multiple markets, including information technology (IT) services for digital transformation of customer experience systems and digital customer experience management.

Our DLCX segment has built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of the delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our DLCX teams and ability to seamlessly shift interactions between physical and digital channels enables our DLCX teams to tailor our delivery strategy to clients’ evolving needs.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include Common equity (excluding Accumulated other comprehensive income), Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with Long-term debt items, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments, and Short-term borrowings arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bid programs (if and when implemented), issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics, and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

We monitor capital utilizing a number of measures, including our net debt to EBITDA — excluding restructuring and other costs ratio, coverage ratios and dividend payout ratios. (See definitions in Section 11.1 Non-GAAP and other financial measures.)

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of the common shares of TELUS Corporation (Common Shares) under our multi-year dividend growth program

●
In May 2019, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7% to 10% from 2020 through to the end of 2022, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our long-term Common Share dividend payout ratio guideline is 60% to 75% of free cash flow on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.) There can be no assurance that we will maintain a dividend growth program or that it will be unchanged through 2022. (See Caution regarding forward-looking statements – Ability to sustain our dividend growth program through 2022 and Section 10.13 Financing, debt and dividends in our 2020 annual MD&A.)
●
On July 29, 2021, the Board elected to declare a third quarter dividend of $0.3162 per share, payable on October 1, 2021, to shareholders of record at the close of business on September 10, 2021. The third quarter dividend for 2021 was unchanged from the dividend declared in the second quarter of 2021 and reflects a cumulative increase of $0.02495 per share or 8.6% from the $0.29125 per share dividend declared one year earlier.
●
Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the plan. Effective with the dividends paid beginning on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. During the second quarter of 2021, our DRISP plan trustee acquired from Treasury approximately 6 million dividend reinvestment Common Shares for $153 million. For the dividends paid on July 2, 2021, the DRISP participation rate, calculated as the DRISP investment of $157 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 37%.
●
TELUS International intends to retain all available funds and any future earnings to support operations and to finance the growth and development of its business. As such, TELUS International does not intend to declare or pay cash dividends on its equity shares in the foreseeable future.

Purchase Common Shares

●
In June 2021, we received approval from the Toronto Stock Exchange (TSX) for a new 2021 normal course issuer bid (NCIB) to purchase and cancel up to 16 million Common Shares for an aggregate purchase price of up to $250 million over a 12-month period, from June 4, 2021, to June 3, 2022, through the facilities of the TSX, the New York Stock Exchange and alternative Canadian trading platforms or as otherwise permitted by applicable securities laws. TELUS will purchase Common Shares only when and if we consider it opportunistic, subject to any purchases that may be made under automatic share purchase plans (ASPP). As of July 30, 2021, we have not completed any transactions pursuant to our 2021 NCIB.
●
We may also enter into ASPP with a broker for the purpose of permitting us to purchase our Common Shares under our NCIB at times when we would not be permitted to trade in our shares, including regularly scheduled quarterly blackout periods. Such purchases will be determined by the broker in its sole discretion based on parameters that we have established prior to any blackout period, in accordance with TSX rules and applicable securities laws. The ASPP has been approved by the TSX and may be implemented from time to time in the future.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Report on financing and capital structure management plans

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

●
Our issued and outstanding commercial paper was $197 million at June 30, 2021, all of which was denominated in U.S. dollars (US$159 million), compared to $731 million (US$574 million) at December 31, 2020, and $NIL (US$NIL) at June 30, 2020.
●
Net draws due to a syndicate of financial institutions (excluding TELUS Corporation) on the TI credit facility were US$891 million at June 30, 2021, compared to US$1,428 million at December 31, 2020, and US$865 million at June 30, 2020. The TI credit facility is non-recourse to TELUS Corporation.
●
Proceeds from securitized trade receivables were $100 million at June 30, 2021, unchanged from December 31, 2020 and June 30, 2020.

Maintain compliance with financial objectives

●
Maintain investment grade credit ratings in the range of BBB+ or the equivalent – On July 30, 2021, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)
●
Net debt to EBITDA – excluding restructuring and other costs ratio of 2.20 to 2.70 times – As measured at June 30, 2021, this ratio was 3.11 times, outside of the objective range, primarily due to the reduction of EBITDA caused by the COVID-19 pandemic, as well as business acquisitions and the acquisition of spectrum licences. Given the cash demands of the 2019 600 MHz, the current 2021 3500 MHz and upcoming spectrum auctions, and the inability to predict impacts of the COVID-19 pandemic, the assessment of the guideline and return to the objective range remains to be determined; however, it is our intent to return to a ratio below 2.70 times in the medium term (following the recent 2021, and upcoming 2023 and 2024 spectrum auctions), consistent with our long-term strategy. (See Section 7.5 Liquidity and capital resource measures.)
●
Common Share dividend payout ratio of 60% to 75% of free cash flow on a prospective basis – Our objective range is on a prospective basis. The Common Share dividend payout ratio we present in this MD&A is a historical measure utilizing the most recent four quarters of dividends declared, net of dividend reinvestment plan effects, and free cash flow, and is disclosed for illustrative purposes in evaluating our target guideline. As at June 30, 2021, the ratio was 111%, outside of the objective range, primarily due to: (i) the reduction of EBITDA caused by the pandemic; (ii) our planned accelerated capital expenditures program to support our broadband capital investments, build-out of our TELUS PureFibre infrastructure and acceleration of our 5G network roll-out; and (iii) the timing of income tax payments as the second quarter of 2020 tax instalments were deferred into the third quarter of 2020. (See Section 7.5 Liquidity and capital resource measures.)
●
Generally maintain a minimum of $1 billion in available liquidity – As at June 30, 2021, our available liquidity on a consolidated basis was over $5.1 billion. (See Section 7.6 Credit facilities.)

4.4 Changes in internal control over financial reporting

For the three-month and six-month periods ended June 30, 2021, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.Discussion of operations

This section contains forward-looking statements, including those with respect to mobile phone average billing per subscriber per month (ABPU) and mobile phone average revenue per subscriber per month (ARPU) growth, products and services trends regarding loading and retention spending, equipment margins, subscriber growth and various future trends. There can be no assurance that we have accurately identified these trends based on past results or that these trends will continue, in particular given uncertainty with regard to the COVID-19 pandemic and associated economic impacts. See Caution regarding forward-looking statements at the beginning of this MD&A.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

5.1 General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results, and in particular, Adjusted EBITDA, are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

Effective January 1, 2020, we embarked upon modifying our internal and external reporting processes, systems and internal controls to accommodate the technology convergence-driven cessation of the historical distinction between our wireless and wireline operations at the level of regularly reported discrete performance measures that are provided to our Chief Executive Officer (CEO) (our chief operating decision-maker). Prior to the World Health Organization characterizing COVID-19 as a pandemic, we had anticipated transitioning to a new segment reporting structure during 2020 ; commencing with the three-month period ended March 31, 2021, we have now transitioned to our new segment reporting structure and have recast comparative amounts on a comparable basis. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO.

The TELUS technology solutions (TTech) segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; software, data management and data analytics-driven smart food-chain technologies; and home and business security); certain healthcare software and technology solutions; voice and other telecommunications services revenues; and equipment sales.

The digitally-led customer experiences - TELUS International (DLCX) segment, whose primary functional currency is the U.S. dollar, is comprised of digital customer experience and digital-enablement transformation, including artificial intelligence and content management solutions, provided by TELUS International.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2021 Q2	2021 Q1	2020 Q4	2020 Q3	2020 Q2	2020 Q1	2019 Q4	2019 Q3
Operating revenues and other income	4,111	4,024	4,060	3,981	3,728	3,694	3,858	3,697
Operating expenses
Goods and services purchased[1]	1,609	1,548	1,766	1,632	1,458	1,412	1,681	1,502
Employee benefits expense[1]	1,051	1,015	958	959	911	873	809	761
Depreciation and amortization	793	789	789	773	725	725	678	649
Total operating expenses	3,453	3,352	3,513	3,364	3,094	3,010	3,168	2,912
Operating income	658	672	547	617	634	684	690	785
Financing costs before long-term debt prepayment premium	203	207	190	187	184	192	175	173
Long-term debt prepayment premium	—	—	—	—	18	—	—	28
Income before income taxes	455	465	357	430	432	492	515	584
Income taxes	111	132	86	109	117	139	136	144
Net income	344	333	271	321	315	353	379	440
Net income attributable to Common Shares	335	331	260	307	290	350	368	433
Net income per Common Share:
Basic earnings per share (EPS)	0.25	0.25	0.20	0.24	0.23	0.28	0.30	0.36
Adjusted basic EPS[2]	0.26	0.27	0.22	0.28	0.25	0.32	0.32	0.39
Diluted EPS	0.25	0.25	0.20	0.24	0.23	0.23	0.30	0.36
Dividends declared per Common Share	0.3162	0.3112	0.3112	0.29125	0.29125	0.29125	0.29125	0.28125
Additional information:
EBITDA[2]	1,451	1,461	1,336	1,390	1,359	1,409	1,368	1,434
Restructuring and other costs[2]	38	41	71	58	70	60	40	29
Other equity losses related to real estate joint ventures	1	1	2	8	3	6	5	—
Retirement of a provision arising from business acquisition-related written put options within DLCX	—	—	—	—	71	—	—	—
Adjusted EBITDA[2]	1,490	1,503	1,409	1,456	1,361	1,475	1,413	1,463
Cash provided by operating activities	1,250	939	1,033	902	1,462	1,177	829	1,148
Free cash flow[2]	210	321	218	161	511	545	135	320

1	Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.
2	See Section 11.1 Non-GAAP and other financial measures.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Trends

COVID-19 was characterized as a pandemic in March 2020 and has had significant impacts on our business. The nature of the pandemic and the uncertainty of its magnitude, length and the time to recovery are not currently able to be estimated. The pandemic prevents us and our customers from operating in the normal course of business in certain areas and we expect the pandemic to continue to affect our operations until at least 2022.

The trend of year-over-year increases in consolidated revenue reflects TTech growth, including: (i) fixed data services growth in internet and third wave data services revenues, TV revenues, home and business security revenues, smart food-chain technology revenues, and other advanced application offerings; (ii) mobile network revenue generated from growth in our subscriber base, largely reduced by COVID-19 pandemic impacts such as lower roaming revenue related to travel restrictions and customers reducing their general shopping habits in retail outlets commencing from the temporary closure of approximately 90% of our retail outlets beginning in March 2020 through a majority of the second quarter of 2020, hindering in-person customer opportunities for the upgrade or selection of higher-tier mobile phone plans; and (iii) certain health revenues, including health benefits management, collaborative health records, pharmacy management and virtual pharmacy solutions as well as TELUS Health Virtual Care. All of these areas have been partly offset by moderating equipment revenue growth that can be attributed to the abovementioned change in customers’ general shopping habits in retail outlets, which more recently has seen suppressed handset upgrade volumes throughout 2020 manifest in increased demand in the first half of 2021, as well as other pandemic impacts such as the temporary closure of our TELUS Health Care Centres and the centres being unable to offer their full suite of core services upon re-opening, and business customers faced with reduced and/or closed operations. Increased internet and third wave data services and TV service revenues are being generated by subscriber growth and higher internet revenue per customer. There has also been increased customer adoption of our home and business security services and smart food-chain technology. For additional information on mobile and fixed revenue and subscriber trends, see Section 5.4 TELUS technology solutions segment.

Year-over-year increases in consolidated revenue also reflects growth in DLCX revenue from a combination of business acquisitions, including Competence Call Center (CCC) on January 31, 2020, and TELUS International AI Data Solutions (TIAI), formerly referred to as Lionbridge AI, on December 31, 2020, and organic external customer growth.

The trend of year-over-year increases in Goods and services purchased reflects increases in administrative and other expenses to support growth in our DLCX business, our subscriber base and business acquisitions; increased fixed data product costs of sales associated with a growing subscriber base; and higher mobile equipment expenses associated with higher-value smartphones in the sales mix. TIAI utilizes contracted labour in servicing its customers as compared to solely utilizing employees and therefore these contracted services are expected to contribute to year-over-year increases in Goods and services purchased throughout 2021.

The trend of year-over-year increases in net Employee benefits expense reflects increases in the number of employees related to business acquisitions, including those supporting the growth of DLCX revenue, health offerings, smart food-chain technology business and our other complementary businesses. This was partly offset by moderating salaries expense resulting from reductions in the number of full-time equivalent (FTE) domestic employees, excluding business acquisitions, related in part to absorbed vacancies. We experienced year-over-year increases in net Employee benefits expense in the first half of 2021 and in 2020 related to April 2021 and July 2020 compensation program increases.

The trend of year-over-year increases in Depreciation and amortization reflects increases due to capital assets acquired in business acquisitions; growth in capital assets, in support of the expansion of our broadband footprint, including our generational investment to connect homes and businesses to TELUS PureFibre and 5G technology coverage; and growth in internet, TV and security subscriber loading. The investments in our fibre-optic technology also support our technology strategy to improve coverage and capacity, including an efficient and timely evolution to 5G as we launched the first wave of our 5G network in June 2020.

The trend of year-over-year increases in Financing costs reflects an increase in long-term debt outstanding, mainly associated with our investments in spectrum, fibre and mobile technology, as well as our business acquisitions. Financing costs include a long-term debt prepayment premium of $18 million in the second quarter of 2020 and $28 million in the third quarter of 2019. Moreover, Financing costs are net of capitalized interest related to spectrum licences acquired during the 600 MHz spectrum auction, which we commenced deploying into our existing network in 2021. Financing costs also include Interest accretion on provisions (asset retirement obligations and written put options) and Employee defined benefit plans net interest. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses and varying amounts of interest income.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

The trend in Net income reflects the items noted above, as well as non-cash adjustments arising from substantively enacted changes in income tax and adjustments recognized in the current periods for income taxes of prior periods. Historically, the trend in basic EPS has reflected trends in Net income.

The general trend of year-over-year decreases in Cash provided by operating activities reflects higher year-over-year income taxes paid, largely driven by the pandemic-related deferral of payments allowed in 2020, other operating working capital changes and higher interest payments arising from increases in debt outstanding and year-over-year variations in fixed-term interest rates. The general trend of year-over-year decreases in free cash flow reflects the factors affecting Cash provided by operating activities, except that accounting policies that do not impact cash (IFRS 15 and IFRS 16) do not affect the determination of free cash flow. For further discussion of trends, see Section 5.4 TELUS technology solutions segment and Section 5.5 Digitally-led customer experiences - TELUS International segment.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 TELUS technology solutions segment and Section 5.5 Digitally-led customer experiences - TELUS International segment.

Operating revenues

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2021	2020	Change	2021	2020	Change
Operating revenues
Service	3,559	3,250	9.5%	7,061	6,495	8.7%
Equipment	550	406	35.5%	1,070	824	29.9%
Operating revenues (arising from contracts with customers)	4,109	3,656	12.4%	8,131	7,319	11.1%
Other income	2	72	(97.2)%	4	103	(96.1)%
Operating revenues and other income	4,111	3,728	10.3%	8,135	7,422	9.6%

Consolidated Operating revenues and other income increased by $383 million in the second quarter of 2021 and $713 million in the six months of 2021.

●	Service revenues increased by $309 million in the second quarter of 2021 and $566 million in the first six months of 2021, reflecting increased internet and third wave data service revenues, as well as other fixed data services revenues from expanded services, subscriber base growth and business acquisitions; growth in DLCX operating revenues resulting from business acquisitions, and organic growth from both new clients and expanded services for existing customers; growth in our mobile subscriber base and in the second quarter of 2021, growth in ARPU; and growth in health services revenues. This was partly offset by continued declines in legacy fixed voice and legacy fixed data service revenues, as well as strengthening of the Canadian dollar compared to the U.S. dollar, which mainly impacted the DLCX segment.

Compared to the prior year, growth in the first six months of 2021 also reflects the dilutive lingering impacts of the pandemic, including reduced roaming revenues related to travel restrictions, customers reducing their general shopping habits in retail outlets commencing from the temporary closure of approximately 90% of our retail outlets beginning in March 2020 through a majority of the second quarter of 2020, and the temporary closure of our TELUS Health Care Centres in the second quarter of 2020 and the centres being unable to offer their full suite of core services upon re-opening.

●	Equipment revenues increased by $144 million in the second quarter of 2021 and $246 million in the first six months of 2021, reflecting higher handset upgrade volumes, as handset upgrades were significantly impacted by the pandemic in 2020, and a greater sales mix of higher-value smartphones, largely due to increased market promotion activity. Handset upgrade volumes increased as a result of the successful execution of our customers first initiatives, including the enhanced capabilities of our digital footprint, and suppressed handset upgrade volumes throughout 2020 manifesting in increased demand in 2021. Compared to the prior year, growth in the first six months also reflects the dilutive lingering impacts of the pandemic, including the previously noted change in customers’ general shopping habits in retail outlets hindering in-person sales of accessories.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

●	Other income decreased by $70 million in the second quarter of 2021 and $99 million in the first six months of 2021, largely related to the non-recurrence of the comparative period’s gain on retirement of a provision arising from business acquisition-related written put options to acquire the remaining non-controlling interest of an acquired subsidiary, Xavient Information Systems (Xavient), which was settled in the second quarter of 2020. The decrease in Other income in the first six months of 2021 also reflects a decrease of the comparative period’s aforementioned provision.

Operating expenses

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2021	2020	Change	2021	2020	Change
Goods and services purchased	1,609	1,458	10.4%	3,157	2,870	10.0%
Employee benefits expense	1,051	911	15.4%	2,066	1,784	15.8%
Depreciation	527	505	4.4%	1,051	1,028	2.2%
Amortization of intangible assets	266	220	20.9%	531	422	25.8%
Operating expenses	3,453	3,094	11.6%	6,805	6,104	11.5%

Consolidated operating expenses increased by $359 million in the second quarter of 2021 and $701 million in the first six months of 2021.

●	Goods and services purchased increased by $151 million in the second quarter of 2021 and $287 million in the first six months of 2021, due to: (i) higher product costs in supporting our higher handset upgrades and growth across our subscriber connections, including TV subscribers; (ii) higher operating, contracted labour and administrative costs associated with business acquisitions, organic DLCX revenue growth and scaling of our health offerings, including virtual care adoption; (iii) higher advertising and promotional costs relative to subdued marketing activity at the outset of the pandemic in 2020; and (iv) growth in business operations related to scaling of our digital capabilities. These increases were partly offset by the non-recurrence of the comparative period’s COVID-19-related provisions and non-labour restructuring and other costs related to the pandemic, and lower roaming expenses from the pandemic-induced decrease in customer travel.
●	Employee benefits expense increased by $140 million in the second quarter of 2021 and $282 million in the first six months of 2021, largely due to: (i) higher compensation and benefit costs resulting from an increase in the number of employees related to business acquisitions and organic DLCX revenue growth; (ii) merit-based compensation increases, which includes current year and prior year increases effective April 2021 and July 2020, respectively; and (iii) higher share-based compensation as a result of the mark-to-market adjustment on liability-accounted awards from an increased TI share price. These Employee benefits expense increases were partly offset by higher capitalized labour costs.
●	Depreciation increased by $22 million in the second quarter of 2021 and $23 million in the first six months of 2021, primarily due to growth in capital assets over the past 12 months, including our expanded broadband footprint and business acquisitions. Additionally, depreciation in the first six months of 2021 was partly offset by the by the effect of accelerated depreciation in the first six months of 2020 from increased asset retirement activity.
●	Amortization of intangible assets increased by $46 million in the second quarter of 2021 and $109 million in the first six months of 2021 arising from business acquisitions and higher expenditures associated with the intangible asset base over the past 12 months.

Operating income

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2021	2020	Change	2021	2020	Change
TTech EBITDA[1] (see Section 5.4)	1,323	1,197	10.5%	2,659	2,498	6.4%
DLCX EBITDA[1] (see Section 5.5)	128	162	(20.8)%	253	270	(6.3)%
EBITDA[1]	1,451	1,359	6.8%	2,912	2,768	5.2%
Depreciation and amortization (discussed above)	(793)	(725)	9.4%	(1,582)	(1,450)	9.1%
Operating income (consolidated earnings before interest and income taxes (EBIT))	658	634	3.8%	1,330	1,318	0.9%

1	See Section 11.1 Non-GAAP and other financial measures.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Operating income increased by $24 million in the second quarter of 2021 and $12 million in the first six months of 2021, while EBITDA increased by $92 million in the second quarter of 2021 and $144 million in the first six months of 2021. Excluding the effects of a non-recurring gain on a retirement of a provision arising from business acquisition-related written put options within DLCX of $71 million in the second quarter of 2020, Operating income increased by $95 million in the second quarter of 2021 and $83 million in the first six months of 2021, while EBITDA increased by $163 million in the second quarter of 2021 and $215 million in the first six months of 2021. This is reflective of growth in internet and third wave data service margins, as well as other fixed data service margins resulting from subscriber base growth and expanded services; growth in our mobile subscriber base and mobile equipment margins; growth from business acquisitions (net of associated supporting costs); an increased contribution from our DLCX business; and the non-recurrence of the comparative period’s COVID-19-related provisions and non-labour restructuring and other costs related to the pandemic. This was partly offset by lower legacy fixed voice and legacy fixed data services, higher employee benefits expense and, in the first six months of 2021, the non-recurrence of the comparative period’s decrease of the aforementioned provision. Growth in the first six months of 2021 also reflects the dilutive lingering impacts of the pandemic, including reduced roaming margins related to travel restrictions.

Adjusted EBITDA

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2021	2020	Change	2021	2020	Change
TTech Adjusted EBITDA[1] (See Section 5.4)	1,353	1,260	7.3%	2,718	2,602	4.4%
DLCX Adjusted EBITDA[1,2] (See Section 5.5)	137	101	36.5%	275	234	17.4%
Adjusted EBITDA[1]	1,490	1,361	9.5%	2,993	2,836	5.5%

1	See Section 11.1 Non-GAAP and other financial measures.
2	For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry.

Adjusted EBITDA increased by $129 million or 9.5% in the second quarter of 2021 and $157 million or 5.5% in the first six months of 2021, reflecting the drivers mentioned in the Operating income discussion above.

Financing costs

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2021	2020	Change	2021	2020	Change
Interest on long-term debt, excluding lease liabilities – gross	172	169	1.8%	343	339	1.2%
Interest on long-term debt, excluding lease liabilities – capitalized	—	(9)	(100.0)%	—	(17)	(100.0)%
Interest on lease liabilities	17	17	—%	34	35	(2.9)%
Interest on short-term borrowings and other	4	2	100.0%	7	4	75.0%
Interest accretion on provisions	6	4	50.0%	11	9	22.2%
Long-term debt prepayment premium	—	18	(100.0)%	—	18	(100.0)%
Interest expense	199	201	(1.0)%	395	388	1.8%
Employee defined benefit plans net interest	7	4	75.0%	13	8	62.5%
Foreign exchange (gains) losses	(1)	(1)	—%	5	1	n/m
Interest income	(2)	(2)	—%	(3)	(3)	—%
Financing costs	203	202	0.5%	410	394	4.1%

Financing costs were relatively flat in the second quarter of 2021 and increased by $16 million in the first six months of 2021, mainly due to the following factors:

●	Interest expense decreased by $2 million in the second quarter of 2021 and increased by $7 million in the first six months of 2021. These changes largely resulted from the following:

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

●	Gross interest on long-term debt, excluding lease liabilities, increased by $3 million in the second quarter of 2021 and $4 million in the first six months of 2021, driven by an increase in average long-term debt balances outstanding in part attributable to business acquisitions, partly offset by a decrease in the effective interest rate. Our weighted average interest rate on long-term debt (excluding commercial paper, the revolving component of the TI credit facility, lease liabilities and other long-term debt) was 3.70% at June 30, 2021, as compared to 3.86% one year earlier. (See Long-term debt issues, redemptions and repayments in Section 7.4.)
●	Capitalized long-term debt interest, excluding lease liabilities, is in respect of debt incurred for the purchase of spectrum licences during the 600 MHz spectrum auction held in April 2019 by Innovation, Science and Economic Development Canada (ISED). The capitalization of interest ceased in the first quarter of 2021 as we commenced deploying this spectrum into our existing network.
●	In the second quarter of 2020, we recorded a long-term debt prepayment premium of $18 million before income taxes related to the early redemption of all of our $400 million Series CM Notes and all of our $500 million Series CO Notes.
●	Employee defined benefit plans net interest increased by $3 million in the second quarter of 2021 and $5 million in the first six months of 2021, primarily due to the change in the defined benefit plan deficit as at December 31, 2020, to $913 million (net of the plan asset ceiling limit of $123 million), compared to the defined benefit plan deficit of $425 million (net of the plan asset ceiling limit of $121 million) one year earlier, partly offset by a decrease in the discount rate.
●	Foreign exchange losses were flat in the second quarter of 2021 and increased by $4 million in the first six months of 2021, primarily reflecting changes in the value of the Canadian dollar relative to the U.S. dollar.

Income taxes

	Second quarters ended June 30				Six-month periods ended June 30
($ in millions, except tax rates)	2021	2020	Change		2021	2020	Change
Income taxes computed at applicable statutory rates (%)	25.7	26.2	(0.5)	pts.	25.7	26.3	(0.6)	pts.
Revaluation of deferred income tax liability to reflect future income tax rates (%)	—	(0.5)	0.5	pts.	—	(0.5)	0.5	pts.
Adjustments recognized in the current period for income taxes of prior periods (%)	(3.0)	0.9	(3.9)	pts.	(1.5)	0.4	(1.9)	pts.
Non-deductible amounts (%)	1.3	1.4	(0.1)	pts.	1.3	1.1	0.2	pts.
Other (%)	0.4	(0.9)	1.3	pts.	0.9	0.4	0.5	pts.
Effective tax rate (%)	24.4	27.1	(2.7)	pts.	26.4	27.7	(1.3)	pts.
Income tax computed at applicable statutory rates	117	113	3.5%		236	243	(2.9)%
Revaluation of deferred income tax liability to reflect future income tax rates	—	(2)	(100.0)%		—	(5)	(100.0)%
Adjustments recognized in the current period for income taxes of prior periods	(14)	4	n/m		(14)	4	n/m
Non-deductible amounts	6	6	—%		12	10	20.0%
Other	2	(4)	(150.0)%		9	4	125.0%
Income taxes	111	117	(5.1)%		243	256	(5.1)%

Total income tax expense decreased by $6 million in the second quarter of 2021 and $13 million in the first six months of 2021. The effective tax rate decreased from 27.1% to 24.4% in the second quarter of 2021 and from 27.7% to 26.4% in the first six months of 2021, largely due to tax adjustments recognized in the current period for income taxes of prior periods.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Comprehensive income

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2021	2020	Change	2021	2020	Change
Net income	344	315	9.2%	677	668	1.3%
Other comprehensive income (net of income taxes):
Items that may be subsequently reclassified to income	(14)	(107)	(86.9)%	(1)	167	n/m
Items never subsequently reclassified to income	100	(669)	n/m	774	(353)	n/m
Comprehensive income	430	(461)	n/m	1,450	482	n/m

Comprehensive income increased by $891 million in the second quarter of 2021, mainly attributed to employee defined benefit plans re-measurement amounts and changes in unrealized fair value of derivatives classified as cash flow hedges. In the first six months of 2021, Comprehensive income increased by $968 million, primarily attributed to employee defined benefit plans re-measurement amounts, partly offset by foreign currency translation adjustments arising from translating financial statements of foreign operations. Items that may subsequently be reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations. Items never subsequently reclassified to income are composed of employee defined benefit plans re-measurement amounts and changes in measurement of investment financial assets.

5.4 TELUS technology solutions segment

TTech trends and seasonality

The nature of the COVID-19 pandemic has had significant impacts on our business and the uncertainty of its magnitude, length and the time to recovery are not currently able to be estimated. The pandemic prevents us and our customers from operating in the normal course of business in certain areas and we expect the pandemic to continue to affect our operations until at least 2022. For example, with government and land border restrictions, consumer and business travel levels are uncertain, which negatively impacts roaming revenues. As well, our business customers who use our services are faced with reduced and/or closed operations. Additionally, our health services offerings are impacted as our TELUS Health Care Centres are unable to provide their full suite of core services.

The historical trend over the past eight quarters in mobile network revenue reflects growth in our subscriber base, including the acceleration of Internet of Things (IoT) connections at home and internationally, partly offset by declines in chargeable data usage revenue as we are providing customers with more bill certainty through our Peace of Mind™ plans, and the effects of the pandemic, including reduced roaming revenue and customers reducing their general shopping habits in retail outlets commencing from the temporary closure of approximately 90% of our retail outlets beginning in March 2020 through a majority of the second quarter of 2020, hindering in-person customer opportunities for the upgrade or selection of higher-tier mobile phone plans. Mobile equipment revenue has been moderating, in large part due to the impacts of various waves of the pandemic on our retail traffic, both in terms of mandated health restrictions and customer behaviour commencing from the previously noted temporary closure of our retail outlets in 2020. This has been partly offset by our digital and other direct fulfilment channels, and more recently, the suppressed handset upgrade volumes throughout 2020 manifesting in increased demand in the first half of 2021. Over the past eight quarters, an increase of higher-value smartphones in the sales mix has been offset by a lower volume of new contracts due to: (i) the improving durability and increasing cost of popular devices that result in customers deferring upgrades; (ii) growing adoption of device financing arrangements, which provide transparency of full device costs and result in customers deferring device upgrades; and (iii) most recently, the effects of the pandemic on customers, the industry, our supply chain and methods of distribution, and the Canadian economy. Impacts directly associated with the pandemic, such as the reduction of roaming revenue, a portion of the decline in churn and lower gross addition volumes, may be temporary in nature and have the potential to return to pre-pandemic levels once the pandemic has subsided or ended.

The general trend of year-over-year increases in mobile phone subscriber net additions resulted from: (i) the success of our promotions, including the bundling of our mobility and home services, and the leveraging of our digital sales channels; (ii) the effects of market growth arising from a growing population, changing population demographics and an increasing number of customers with multiple devices; (iii) continuous improvements in the speed and quality of our network, combined with our low churn rate and ongoing focus on customer service, which reflects our focus on customers first initiatives, and more recently, reduced switching activity between carriers due to the pandemic; and (iv) customer behaviour of using additional devices while travelling, however, this trend has been altered by the pandemic. Our capital expenditures on network improvements increase capacity and coverage, allowing us to grow revenue through net additions of mobile subscribers.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Mobile phone ABPU growth has been declining, primarily due to: (i) carriers offering larger allotments of data, as well as rate plans that include plans with bonus data and unlimited data plans, data sharing and, prior to the pandemic and the significant impact to travel, international roaming features; and (ii) consumer behavioural response to more frequent customer data usage notifications and offloading of data traffic to increasingly available Wi-Fi hotspots, including within the home as a result of the pandemic. This decline in growth has been partly offset by an increased mix of higher-value rate plans, in addition to an increase in higher-value smartphones in the sales mix, including the effects of customers financing more of the cost of these devices through our TELUS Easy Payment program, and an increased proportion of higher-value customers in the subscriber mix. As a result of changing industry dynamics, customers have been able to gain access to higher network speeds and larger allotments of data included for a given price point, further limiting mobile phone ABPU expansion, as customers are continuing to obtain plans with a lower cost per megabyte.

The trend of our comparatively low mobile phone blended churn rate reflects our customers first efforts, upgrade volume programs and focus on building, maintaining and enhancing our high-quality network. Additionally, the pandemic has caused customers to change their behaviour, such as reducing travel and making fewer visits to retail outlets, thereby reducing churn.

Our connected device subscriber base has been growing primarily as a result of our expanded IoT offerings, partly offset by our strategic decision to reduce loading of low or negative-margin tablets.

We expect ongoing internet subscriber base growth as we continue our investments in expanding our fibre-optic infrastructure, supplemented with our low customer churn rate. The total number of TV subscribers has increased (in contrast to market-reported declines in traditional television viewing habits) as a result of stable net additions in response to our diverse and flexible product offerings, combined with our low customer churn rate. Security subscriber base growth is increasing as a result of business acquisitions and organic growth. Home services growth has also been attributed to the adoption of the TELUS Whole Home bundle and bundling of our mobility and home services to meet the demand of multiple services per home where adoption increases our services per home and positively impacts churn for most products. Residential voice subscriber losses continue to reflect the ongoing trend of substitution to mobile and internet-based services, but were partly mitigated by the success of our bundled service offerings and lower-priced offerings.

The trend of growing fixed data services revenues (excluding smart food-chain technology, which is separately described below) is due to the continued appetite for faster internet speeds, third wave products and larger bandwidth, as well as our diverse suite of TV, home and business security, and other advanced application offerings, which are enabled by our investments in our fibre-optic footprint. The trend of declining legacy fixed voice revenues is due to technological substitution, greater use of inclusive long distance coupled with lower long distance minutes used, and intensification of competition in the small and medium-sized business market; however, our rate of decline has been moderating with our utilization of bundled product offerings and successful retention efforts. The migration of business product and service offerings to IP services and the introduction of new competitors have yielded inherently lower margins compared to some legacy business product and service offerings; however, we are continually refining and diversifying our innovative suite of business offerings, including our Software as a Service (SaaS)-based solutions.

The trend of digitization has propelled the adoption of our health offerings, including virtual care solutions, collaborative health records, health benefits management and personal health monitoring solutions. In health, we are well positioned to improve the lives and outcomes for Canadians. The trend in digitization and automation, combined with the general shortage in primary care, positions us well to bolster the Canadian healthcare system in a complementary fashion. With our technology heritage, we see the trend moving the healthcare system to improved efficiency and improved outcomes through better insights. We also believe Canadians will have greater control of their healthcare outcomes through the integration of disparate data (better flow of information across the system) and consent-based management. While the pandemic has disrupted the operations of our TELUS Health Care Centres since March 2020, our diversified virtual care offerings continue to grow to meet the healthcare needs of Canadians and drive better health outcomes, including the accelerated adoption of virtual consultations, as reflected in our growing virtual care user base. Our health benefits management solution is influenced by the number of lives covered and the number of benefit claims, which were disrupted by the pandemic. We expect the demand for these services to resume in correspondence with the effectiveness of COVID-19 vaccinations and higher employment rates.

The trend of greater use of digital solutions within the agriculture industry is due to increased demand for data and analytical insights to drive more effective and agile decision-making to address changing consumer demands and improve profitability. We are committed to providing solutions to create a better flow of information across the value chain, improving the safety and sustainability of our food system. Within the verticals of agri-business, agri-food and farm and ranch, we are expanding our solutions and customer base worldwide through acquisitions and organic growth.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

TTech operating indicators

At June 30	2021	2020	Change
Subscriber connections (000s):
Mobile phone[1]	9,043	8,725	3.6%
Connected device	1,943	1,621	19.9%
Internet[2]	2,185	2,044	6.9%
TV	1,237	1,176	5.2%
Residential voice	1,144	1,181	(3.1)%
Security[3]	743	635	17.0%
Total TTech subscriber connections	16,295	15,382	5.9%
LTE population coverage[4] (millions)	37.0	37.0	—%
5G population coverage[4] (millions)	13.4	5.9	n/m
Virtual care members (millions)	2.2	1.2	83.3%
Healthcare lives covered (millions)	18.1	15.5	16.8%

	Second quarters ended June 30				Six-month periods ended June 30
	2021	2020	Change		2021	2020	Change
Mobile phone gross additions (000s):	305	268	13.8%		575	533	7.9%
Subscriber connection net additions (losses) (000s):
Mobile phone	89	61	45.9%		120	82	46.3%
Connected device	84	33	n/m		147	82	79.3%
Internet	30	37	(18.9)%		63	63	—%
TV	11	8	37.5%		22	16	37.5%
Residential voice	(10)	(10)	—%		(20)	(23)	13.0%
Security	19	12	58.3%		36	27	33.3%
Total TTech subscriber connection net additions	223	141	58.2%		368	247	49.0%
Mobile phone ABPU, per month[1,5] ($)	69.44	69.31	0.2%		69.11	70.64	(2.2)%
Mobile phone ARPU, per month[1,5] ($)	56.56	56.44	0.2%		56.33	57.33	(1.7)%
Mobile phone churn, per month[1,5] (%)	0.81	0.80	0.01	pts.	0.85	0.87	(0.02)	pts.
Digital health transactions (millions)	137.1	124.1	10.5%		270.4	263.8	2.5%

1

Effective January 1, 2021 with retrospective application to January 1, 2020, in alignment with our segment reporting changes, we made a retroactive adjustment to remove internal network service revenue and approximately 29,000 subscribers from our mobile phone subscriber base and associated operating statistics (ABPU, ARPU and churn). Internal network service revenue consists of earned revenue from both our internal mobile phone and connected devices subscribers, neither of which contribute to our restated subscriber base.

2

Effective January 1, 2021 on a prospective basis, following an in-depth review of customer accounts within a legacy subscriber provisioning system to be decommissioned, we adjusted our internet subscriber base to remove 16,000 subscribers.

3	During the third quarter of 2020, we adjusted cumulative subscriber connections to add approximately 31,000 subscribers as a result of a business acquisition.
4	Including network access agreements with other Canadian carriers.
5	See Section 11.2 Operating indicators. These are industry measures useful in assessing operating performance of a mobile products and services company, but are not measures defined under IFRS-IASB.

●	Mobile phone gross additions were 305,000 in the second quarter of 2021 and 575,000 in the first six months of 2021, reflecting increases of 37,000 for the quarter and 42,000 for the six-month period, as growth in high-value customer additions, successful promotions including the bundling of our mobility and home services, expanded channels, and the enhanced capabilities of our digital footprint, including increased self-serve functions, have more than offset the impacts of the pandemic, such as customers reducing their general shopping habits in retail outlets along with mandated capacity restrictions. Gross additions in 2020 were significantly impacted by the pandemic, including the temporary closure of approximately 90% of our retail outlets commencing in March 2020 through a majority of the second quarter of 2020 and changes in customers’ shopping habits since the start of the health crisis, as previously noted.
●	Mobile phone net additions were 89,000 in the second quarter of 2021 and 120,000 in the first six months of 2021, reflecting increases of 28,000 for the quarter and 38,000 for the six-month period, as our strong execution in digital sales and expanded

TELUS Corporation – Management’s discussion and analysis – 2021 Q2 channels and our successful efforts to drive high-value customer additions and stable customer churn, as discussed below, more than offset the gross addition impacts of the pandemic.
●	Mobile phone ABPU was $69.44 in the second quarter of 2021, reflecting an increase of $0.13 or 0.2% due to growth in monthly recurring charges caused by a greater mix of high-value customer additions, selection of higher-tier mobile plans, and higher-value smartphones in the sales mix in the current and prior periods, in addition to the non-recurrence of our decision to temporarily waive late payment charges in the second quarter of 2020. This increase was partly offset by continued declines in chargeable data usage, the impact of the competitive environment putting pressure on base rate plan prices in the current and prior periods, as well as the non-recurrence of higher voice usage revenues earned last year at the outset of the pandemic.

Mobile phone ABPU was $69.11 in the first six months of 2021, reflecting a decrease of $1.53 or 2.2% due to the drivers described above, in addition to the lingering impacts caused by the COVID-19 pandemic including: (i) significantly reduced roaming revenue from changing customer behaviour related to travel restrictions; (ii) customers reducing their general shopping habits in retail outlets since the start of the pandemic, along with mandated capacity restrictions, which has hindered in-person customer opportunities for device upgrades and the upgrade or selection of higher-tier plans; and (iii) decreases in chargeable data usage, as more people work from home and offload their mobile device traffic onto Wi-Fi networks.

●	Mobile phone ARPU was $56.56 in the second quarter of 2021, reflecting an increase of $0.12 or 0.2%. Meanwhile, mobile phone ARPU was $56.33 in the first six months of 2021, which decreased by $1.00 or 1.7% for the six-month period. Mobile phone ARPU was impacted by the same items noted above for mobile phone ABPU, with the exception of: (i) our TELUS Easy Payment device financing program; (ii) devices with subsidies; and (iii) contracted device upgrades.
●	Our mobile phone churn rate was 0.81% in the second quarter of 2021 and 0.85% in the first six months of 2021, stable as compared to 0.80% in the second quarter of 2020 and 0.87% in the first six months of 2020. These relatively low churn rates reflect the impacts of the pandemic, particularly during the prior year with the temporary closure of approximately 90% of our retail outlets commencing in March 2020 through a majority of the second quarter of 2020 and with customers reducing their general shopping habits in retail outlets since the start of the pandemic, along with mandated capacity restrictions. Churn continues to benefit from our successful bundling of mobility and home services, our focus on executing customers first initiatives and upgrade volume programs, and our leading network quality.
●	Connected device net additions were 84,000 in the second quarter of 2021 and 147,000 in the first six months of 2021, reflecting increases of 51,000 for the quarter and 65,000 for the six-month period, primarily due to increased demand for IoT solutions from new and existing customers.
●	Internet net additions were 30,000 in the second quarter of 2021 and 37,000 in the first six months of 2021, reflecting a decrease of 7,000 for the quarter and no change for the six-month period. The decrease for the quarter was due to increased customer moves as pandemic restrictions softened nationwide, as well as higher churn relative to subdued switching activity at the outset of the pandemic in 2020. This offset our success in driving consistently strong net additions through bundled product offerings, including the TELUS Whole Home bundle and our bundling of mobility and home services.
●	TV net additions were 11,000 in the second quarter of 2021 and 22,000 in the first six months of 2021, reflecting increases of 3,000 for the quarter and 6,000 for the six-month period, mainly due to the success of our bundled product offerings.
●	Residential voice net losses were 10,000 in the second quarter of 2021 and 20,000 in the first six months of 2021, compared to residential voice net losses of 10,000 and 23,000, respectively, in the same periods in 2020. The residential voice subscriber losses continue to reflect the trend of substitution to mobile and internet-based services, partially mitigated by our expanding fibre footprint and bundled product offerings, as well as our strong retention efforts, including lower-priced offerings.
●	Security net additions were 19,000 in the second quarter of 2021 and 36,000 in the first six months of 2021, reflecting increases of 7,000 for the quarter and 9,000 for the six-month period, driven by strong growth of new connections through demand for our bundled product offerings and diverse suite of products and services. Our continued focus on connecting more homes and businesses directly to fibre, expanding and enhancing our addressable high-speed internet and Optik TV footprint, and bundling these services together, contributed to combined internet, TV and security subscriber growth of 310,000 over the past 12 months.
●	Virtual care members were 2.2 million as of the end of the second quarter of 2021, an increase of 1.0 million over the past 12 months, mainly due to the continued adoption of virtual solutions to keep Canadians safely connected to health and wellness care during the pandemic, as well as a business acquisition in the fourth quarter of 2020.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

●	Healthcare lives covered were 18.1 million as of the end of the second quarter of 2021, an increase of 2.6 million over the past 12 months, primarily due to the accelerated demand for virtual solutions and an increase in value-added services such as COVID-19 lab test results and vaccinations. See TTech trends and seasonality for further details.
●	Digital health transactions were 137.1 million in the second quarter of 2021 and 270.4 million in the first six months of 2021, reflecting increases of 13.0 million for the quarter and 6.6 million for the six-month period, largely driven by a higher number of transport, eClaims and collaborative health transactions, as plan members resume the utilization of elective health services with pandemic restrictions easing.

Operating revenues and other income - TTech segment

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2021	2020	Change	2021	2020	Change
Mobile network revenue	1,526	1,472	3.7%	3,029	2,983	1.5%
Mobile equipment and other service revenues	501	358	39.9%	974	731	33.2%
Fixed data services	1,091	958	13.9%	2,158	1,923	12.2%
Fixed voice services	214	236	(9.3)%	428	472	(9.3)%
Fixed equipment and other service revenues	100	94	6.4%	207	190	8.9%
Health services	127	101	25.7%	250	213	17.4%
Operating revenues (arising from contracts with customers)	3,559	3,219	10.6%	7,046	6,512	8.2%
Other income	2	1	100.0%	4	—	n/m
External Operating revenues and other income	3,561	3,220	10.6%	7,050	6,512	8.3%
Intersegment revenues	5	4	25.0%	10	5	100.0%
TTech Operating revenues and other income	3,566	3,224	10.6%	7,060	6,517	8.3%

TTech Operating revenues and other income increased by $342 million in the second quarter of 2021 and $543 million in the first six months of 2021.

Mobile network revenue increased by $54 million or 3.7% in the second quarter of 2021 due to growth of 6.2% in the mobile phones and connected devices subscriber base over the past 12 months, in addition to higher mobile phone ARPU, as described above. Mobile network revenue increased by $46 million or 1.5% in the first six months of 2021, due to the aforementioned growth in our subscriber base over the past 12 months, partly offset by declining mobile phone ARPU, as described above.

Mobile equipment and other service revenues increased by $143 million in the second quarter of 2021 and $243 million in the first six months of 2021, reflecting higher handset upgrade volumes and higher-value smartphones in the sales mix, largely due to increased market promotion activity. Handset upgrades were significantly impacted by the pandemic in 2020, including the temporary closure of approximately 90% of our retail outlets from March 2020 through most of the second quarter, and customers reducing their general shopping habits in retail outlets since the start of the pandemic, which resulted in lower contracted volume and accessory sales. Handset upgrade volumes increased as a result of the successful execution of our customers first initiatives, including the enhanced capabilities of our digital footprint, and suppressed handset upgrade volumes throughout 2020 manifesting in increased demand in 2021.

Fixed data services revenues increased by $133 million in the second quarter of 2021 and $235 million in the first six months of 2021. The increase was driven by: (i) increased internet and third wave data service revenues, reflecting a 6.9% increase in our internet subscribers over the past 12 months and higher revenue per customer resulting from internet speed upgrades, larger data usage internet rate plans and rate changes; (ii) increased revenues from smart food-chain technology, driven by business acquisitions; (iii) increased revenues from home and business security driven by expanded services and customer growth; and (iv) higher TV revenues, reflecting subscriber growth of 5.2% over the past 12 months. This growth was partly offset by the ongoing decline in legacy data service revenues.

Fixed voice services revenues decreased by $22 million in the second quarter of 2021 and $44 million in the first six months of 2021, reflecting the ongoing decline in legacy voice revenues resulting from technological substitution, greater use of inclusive long distance plans and price plan changes. Declines were moderated with our utilization of bundled product offerings, successful retention efforts and the migration from legacy to IP services offerings. The decline in residential voice subscribers over the past 12 months was 3.1%, compared to a 3.8% decline in residential voice subscribers for the 12-month period ended June 30, 2020.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Fixed equipment and other service revenues increased by $6 million in the second quarter of 2021 and $17 million in the first six months of 2021, reflecting a higher volume of home and business security equipment sales and data equipment sales.

Health services revenues increased by $26 million in the second quarter of 2021 and $37 million in the first six months of 2021. The increases were driven by: (i) increased in-clinic services in our reopened TELUS Health Care Centres, whereas clinics were closed in mandated lockdowns last year; (ii) business acquisitions; (iii) higher revenues from the continued adoption of our virtual care solutions; and (iv) growth in health benefits management services with plan members resuming the use of elective health services.

Intersegment revenues represent services provided to the DLCX segment that are eliminated upon consolidation, together with the associated DLCX expenses.

Direct contribution — TTech segment

	Mobile products and services[1]			Fixed products and services[1]			Total TTech
Second quarters ended June 30 ($ in millions)	2021	2020	Change	2021	2020	Change	2021	2020	Change
REVENUES
Service	1,544	1,485	4.0%	1,465	1,328	10.3%	3,009	2,813	7.0%
Equipment	487	347	40.3%	63	59	6.8%	550	406	35.5%
Operating revenues (arising from contracts with customers)	2,031	1,832	10.9%	1,528	1,387	10.2%	3,559	3,219	10.6%
EXPENSES
Direct expenses	669	546	22.5%	436	374	16.6%	1,105	920	20.1%
Direct contribution	1,362	1,286	5.9%	1,092	1,013	7.8%	2,454	2,299	6.7%

Direct contribution – TTech segment

	Mobile products and services[1]			Fixed products and services[1]			Total TTech
Six-month periods ended June 30 ($ in millions)	2021	2020	Change	2021	2020	Change	2021	2020	Change
REVENUES
Service	3,070	3,008	2.1%	2,906	2,680	8.4%	5,976	5,688	5.1%
Equipment	939	709	32.4%	131	115	13.9%	1,070	824	29.9%
Operating revenues (arising from contracts with customers)	4,009	3,717	7.9%	3,037	2,795	8.7%	7,046	6,512	8.2%
EXPENSES
Direct expenses	1,301	1,108	17.4%	863	743	16.2%	2,164	1,851	16.9%
Direct contribution	2,708	2,609	3.8%	2,174	2,052	5.9%	4,882	4,661	4.7%

1    Includes health services.

The direct expenses included in the direct contribution calculations in the preceding tables represent a component of the Goods and services purchased and Employee benefits expense totals included in the table below and have been calculated in accordance with the accounting policies used to prepare the totals presented in the financial statements. TTech direct contribution increased by $155 million or 6.7% in the second quarter of 2021 and $221 million or 4.7% in the first six months of 2021.

TTech mobile products and services direct contribution increased by $76 million or 5.9% in the second quarter of 2021 due to higher network revenues, higher equipment margins and lower commissions expenses as we continue to drive customer transactions to digital channels, in addition to lower contracted volumes in prior periods. Mobile products and services direct contribution increased by $99 million or 3.8% in the first six months of 2021 due to the similar factors described above, partly offset by the lingering effects of the pandemic on our business, such as lower roaming margins, which were not as prevalent in the first quarter of 2020.

TTech fixed product and services direct contribution increased by $79 million or 7.8% in the second quarter of 2021 due to growth in margins for internet, smart food-chain technology and health services, partly offset by declining legacy data and legacy voice margins. Fixed products and services direct contribution increased by $122 million or 5.9% in the first six months of 2021 due to the similar factors described above, partly offset by the lingering effects of the pandemic on our business, such as reduced health services offerings, which were not as prevalent in the first quarter of 2020.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Operating expenses - TTech segment

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2021	2020	Change	2021	2020	Change
Goods and services purchased[1]	1,591	1,447	10.0%	3,124	2,861	9.2%
Employee benefits expense[1]	652	580	12.4%	1,277	1,158	10.3%
TTech operating expenses	2,243	2,027	10.7%	4,401	4,019	9.5%

1    Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

TTech operating expenses increased by $216 million in the second quarter of 2021 and $382 million in the first six months of 2021.

Goods and services purchased increased by $144 million in the second quarter of 2021 and $263 million in the first six months of 2021, mainly due to: (i) higher mobile equipment sales expense largely from higher handset upgrades as described above, in addition to higher-value mobile devices in the sales mix; (ii) higher costs related to business acquisitions and scaling of our health offerings, including virtual care adoption; (iii) higher product costs in support of our growing subscriber connections, including TV subscribers; (iv) higher advertising and promotional costs relative to subdued marketing activity at the outset of the pandemic in 2020; and (v) higher costs related to the scaling of our digital capabilities. These increased costs were partly offset by: (i) the non-recurrence of the comparative period’s COVID-19-related provisions and non-labour restructuring and other costs related to the pandemic; and (ii) decreased commissions expense associated with an increased mix of digital sales and lower handset upgrade volumes in prior periods.

Employee benefits expense increased by $72 million in the second quarter of 2021 and $119 million in the first six months of 2021, primarily due to an increase in compensation and benefits costs resulting from an increase in the number of employees related to business acquisitions in our health and smart food-chain technology solutions businesses, as well as merit-based compensation increases, which includes current year and prior year increases effective April 2021 and July 2020, respectively. The increases were partly offset by higher capitalized labour costs.

EBITDA - TTech segment

	Second quarters ended June 30				Six-month periods ended June 30
($ in millions, except margins)	2021	2020	Change		2021	2020	Change
EBITDA[1]	1,323	1,197	10.5%		2,659	2,498	6.4%
Add restructuring and other costs included in EBITDA	29	60	n/m		57	95	n/m
Add other equity losses related to real estate joint ventures	1	3	n/m		2	9	n/m
Adjusted EBITDA[1]	1,353	1,260	7.3%		2,718	2,602	4.4%
EBITDA margin[1] (%)	37.1	37.1	—	pts.	37.7	38.3	(0.6)	pts.
Adjusted EBITDA margin[1,2] (%)	37.9	39.1	(1.2.)	pts.	38.5	39.9	(1.4)	pts.

1     See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

2     Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues and other income, where the calculation of Operating revenues and other income excludes other equity losses related to real estate joint ventures.

TTech EBITDA increased by $126 million or 10.5% in the second quarter of 2021 and $161 million or 6.4% in the first six months of 2021. TTech Adjusted EBITDA increased by $93 million or 7.3% in the second quarter of 2021 and $116 million or 4.4% in the first six months of 2021. These increases reflected an increase in direct contribution as mentioned above, in addition to lower COVID-19-related provisions. These impacts were partially offset by higher employee benefits expense and other costs related to business acquisitions and growth in business operations and higher advertising and promotional costs.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

EBIT – TTech segment

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2021	2020	Change	2021	2020	Change
EBITDA[1]	1,323	1,197	10.5%	2,659	2,498	6.4%
Depreciation	(491)	(469)	4.7%	(980)	(963)	1.8%
Amortization	(221)	(187)	18.2%	(441)	(372)	18.5%
EBIT[1]	611	541	12.9%	1,238	1,163	6.4%

1    See descriptions under EBITDA and EBIT in Section 11.1 Non-GAAP and other financial measures.

TTech EBIT increased by $70 million in the second quarter of 2021 and $75 million in the first six months of 2021. Depreciation and amortization increased in the second quarter of 2021 and the first six months of 2021 due to business acquisitions and growth in capital assets over the last 12 months, including our expanded fibre footprint and 5G network roll-out. The depreciation increase in the first six months of 2021 was partially offset by the effect of accelerated depreciation in the first quarter of 2020 from asset retirement activity.

5.5 Digitally-led customer experiences – TELUS International segment

DLCX trends

Over the past eight quarters, the COVID-19 pandemic has impacted our business and the current uncertainty of its magnitude, length and the time to recovery are not currently able to be estimated. As our service delivery centres are located in multiple geographic regions, the varying degrees of severity and recovery efforts from the pandemic in the countries we operate further complicates the outlook of our business operations. The pandemic prevents us and our customers from operating in the normal course of business in certain areas and we expect the pandemic to continue to affect our operations until at least the latter part of 2021. For example, some of our clients in the travel and hospitality vertical continue to face reduced and/or closed operations.

The trend over the past eight quarters of increases in DLCX revenue reflects both the growth in our organic customer base, as well as scale-up of new service programs provided to existing external customers. The higher revenue also includes revenue from internal services provided to the TTech segment, and revenue growth from business acquisitions, including our acquisition of TIAI on December 31, 2020, and CCC on January 31, 2020.

Goods and services purchased and Employee benefits expense have increased corresponding with increases in our team member base as a result of business acquisitions and to service growing volumes from both our existing and new customers (including the expansion of our service offerings), increases in external labour to support the growth in our digital business, increases in our software licensing costs associated with our growing team member base, and increases in administrative expenses to support growth in the overall business and business acquisitions.

Depreciation and amortization have increased due to growth in capital assets, which is supporting the expansion of our sites required to service customer demand and growth in intangible assets recognized in connection with our business acquisitions.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

DLCX operating indicators

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2021	2020	Change	2021	2020	Change
Operating revenues by industry vertical
Tech and games	302	212	42.5%	585	385	51.9%
Communications and media	163	164	(0.6)%	326	325	0.3%
eCommerce and fintech	75	57	31.6%	145	109	33.0%
Travel and hospitality	16	15	6.7%	34	35	(2.9)%
Healthcare	14	10	40.0%	29	23	26.1%
Other[1]	88	83	6.0%	178	131	35.9%
	658	541	21.6%	1,297	1,008	28.7%
Operating revenues by geographic region
Europe	281	224	25.4%	547	398	37.4%
North America	151	126	19.8%	297	221	34.4%
Asia-Pacific	130	104	25.0%	262	224	17.0%
Central America	96	87	10.3%	191	165	15.8%
	658	541	21.6%	1,297	1,008	28.7%

1    Includes, among others, retail and other financial services. No individual vertical included in this category exceeds 3% of revenue.

Revenue from our tech and games industry vertical increased by $90 million or 42.5% in the second quarter of 2021 and $200 million or 51.9% in the first six months of 2021. This represented 46% of Operating revenue for the second quarter of 2021 and 45% of Operating revenue for the first six months of 2021, compared to 39% and 38% for the same periods in 2020. This growth is partly attributed to the acquisition of TIAI, which has contributed almost 70% of the growth in tech and games, with the balance driven by continued growth within our existing clients and the addition of new clients, partially offset by the effect of foreign exchange rates. Revenue generated from the eCommerce and fintech industry vertical grew by $18 million or 31.6% to $75 million, which was primarily attributed to new clients and growth within our existing client base, partly offset by the effect of foreign exchange rates.

We serve our customers, who are primarily domiciled in North America, from multiple delivery locations across four geographic regions. In addition, our TIAI clients are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. The table above presents the revenue generated in each geographic region, based on the location of our delivery centre or where the services were provided from, for the periods presented.

Operating revenues and other income - DLCX segment

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2021	2020	Change	2021	2020	Change
Operating revenues (arising from contracts with customers)	550	437	25.9%	1,085	807	34.4%
Other income	—	71	(100.0)%	—	103	(100.0)%
External Operating revenues and other income	550	508	8.3%	1,085	910	19.2%
Intersegment revenues	108	104	3.8%	212	201	5.5%
DLCX Operating revenues and other income	658	612	7.5%	1,297	1,111	16.7%

DLCX Operating revenues and other income increased by $46 million in the second quarter of 2021 and $186 million in the first six months of 2021.

Our digital and customer experience solutions revenues increased by $113 million in the second quarter of 2021 and $278 million in the first six months of 2021, attributable in part to growth generated from our acquisitions, particularly from our tech and games clients as noted earlier. The remainder of the growth was organic, coming from growth in services provided to existing clients as well as new clients added since the comparative periods in the prior year. This growth was offset in part, by foreign exchange impacts in the second quarter of 2021 and first six months of 2021 driven by the strengthening of the Canadian dollar compared to the U.S. dollar, the primary operating currency of DLCX.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Other income decreased by $71 million in the second quarter of 2021 and $103 million in the first six months of 2021, largely related to the non-recurrence of the comparative period’s decrease of a provision arising from business acquisition-related written put options to acquire the remaining non-controlling interest of an acquired subsidiary, Xavient, which was settled in the second quarter of 2020.

Intersegment revenues represent services provided to the TTech segment, including those from the TELUS master services agreement. Such revenue is eliminated upon consolidation, together with the associated TTech expenses.

Operating expenses - DLCX segment

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2021	2020	Change	2021	2020	Change
Goods and services purchased[1]	131	114	14.9%	255	215	18.6%
Employee benefits expense[1]	399	336	18.8%	789	626	26.0%
DLCX operating expenses	530	450	17.8%	1,044	841	24.1%

1    Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

DLCX operating expenses increased by $80 million in the second quarter of 2021 and $203 million in the first six months of 2021.

Goods and services purchased increased by $17 million in the second quarter of 2021 and $40 million in the first six months of 2021. The increases were largely due to our acquisitions, in particular TIAI’s crowdsourced contractors, for which the contracted labour costs are recognized in Goods and services purchased.

Employee benefits expense increased by $63 million in the second quarter of 2021 and $163 million in the first six months of 2021 as a result of business growth, which has resulted in a higher team member count coupled with higher salaries and wages. The increases were also driven, in part, by greater share-based compensation expense associated with an increase in the share price of TELUS International (see Note 14(a) of the interim consolidated financial statements for further details).

EBITDA - DLCX segment

	Second quarters ended June 30				Six-month periods ended June 30
($ in millions, except margins)	2021	2020	Change		2021	2020	Change
EBITDA[1]	128	162	(20.8)%		253	270	(6.3)%
Add restructuring and other costs included in EBITDA	9	10	n/m		22	35	n/m
Deduct retirement of a provision arising from business acquisition-related written put options within DLCX	—	(71)	n/m		—	(71)	n/m
Adjusted EBITDA[1,2]	137	101	36.5%		275	234	17.4%
EBITDA margin[1] (%)	19.6	26.6	(7.0)	pts.	19.6	24.4	(4.8)	pts.
Adjusted EBITDA margin[1,3] (%)	20.9	18.6	2.3	pts.	21.2	22.6	(1.4)	pts.

1    See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

2     For certain metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry.

3    Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues and other income, where the calculation of Operating revenues and other income excludes a retirement of a provision arising from business acquisition-related written put options within DLCX.

DLCX EBITDA decreased by $34 million or 20.8% in the second quarter of 2021 and $17 million or 6.3% in the first six months of 2021. DLCX Adjusted EBITDA increased by $36 million or 36.5% in the second quarter of 2021 and $41 million or 17.4% in the first six months of 2021. While Adjusted EBITDA increased in both the second quarter and first six months of 2021, Adjusted EBITDA margin increased by 2.3 percentage points in the second quarter of 2021, and decreased by 1.4 percentage points in the first six months of 2021. The decline in Adjusted EBITDA margin in the first six months of 2021 was due to the impact of the mark-to-market adjustment on the liability-accounted share-based compensation units associated with an increase in the share price of TELUS International, and foreign exchange impacts on revenues as a result of the strengthening of the Canadian dollar compared to the U.S. dollar between the first quarters of 2021 and 2020.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

EBIT - DLCX segment

	Second quarters ended June 30			Six-month periods ended June 30
($ in millions)	2021	2020	Change	2021	2020	Change
EBITDA[1]	128	162	(20.8)%	253	270	(6.3)%
Depreciation	(36)	(36)	—%	(71)	(65)	9.2%
Amortization	(45)	(33)	36.4%	(90)	(50)	80.0%
EBIT[1]	47	93	(49.5)%	92	155	(40.6)%

1    See descriptions under EBITDA and EBIT in Section 11.1 Non-GAAP and other financial measures.

DLCX EBIT decreased by $46 million in the second quarter of 2021 and $63 million in the first six months of 2021. Depreciation and amortization increased in the second quarter of 2021 and the first six months of 2021 driven by the acquisitions of CCC and TIAI and corresponding intangible assets acquired in fiscal 2020.

6.Changes in financial position

Financial position at:	June 30	Dec. 31
($ millions)	2021	2020	Change	Change includes:
Current assets
Cash and temporary investments, net	2,183	848	1,335	See Section 7 Liquidity and capital resources
Accounts receivable	2,332	2,355	(23)

Primarily driven by a decrease in sales volume from our dealer and retail channels, partly offset by unbilled customer finance receivables from our Bring-It-Back® program and TELUS Easy Payment device financing program

Income and other taxes receivable	202	148	54	Instalments to date are greater than the expense
Inventories	363	407	(44)	A decrease in the volume of handsets
Contract assets	412	439	(27)	Refer to description in non-current contract assets
Prepaid expenses	611	484	127	An increase driven by the annual prepayment of statutory employee benefits, property tax, timing of wireless spectrum licence fees and maintenance contracts.
Current derivative assets	2	2	—	—
Current liabilities
Short-term borrowings	100	100	—	See Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	3,110	2,968	142

An increase in accounts payable associated with higher capital expenditures, partly offset by a decrease in payroll and other employee-related liabilities. See Note 23 of the interim consolidated financial statements

Income and other taxes payable	104	135	(31)	Instalments to date being greater than the expense
Dividends payable	428	403	25	Effects of increases in the number of shares outstanding as well as dividend rate
Advance billings and customer deposits	769	772	(3)	—
Provisions	71	73	(2)	—
Current maturities of long-term debt	1,913	1,432	481

An increase from the reclassification of long-term debt to current maturities of long-term debt relating to the upcoming maturity of $1 billion of our 2.35% Notes, Series CT, in March 2022, partly offset by a decrease in outstanding commercial paper

Current derivative liabilities	23	32	(9)	A decrease in the notional amount of U.S. currency hedging items.
Working capital (Current assets subtracting Current liabilities)	(413)	(1,232)	819	TELUS normally has a negative working capital position. See Financing and capital structure management plans in Section 4.3 and the Liquidity risk discussion in Section 7.9.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Financial position at:	June 30	Dec. 31
($ millions)	2021	2020	Change	Change includes:
Non-current assets
Property, plant and equipment, net	15,314	15,014	300	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	15,241	15,026	215	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3 Consolidated operations
Goodwill, net	7,201	7,224	(23)

An increase from individually immaterial business acquisitions is more than offset by the effect of translating TI financial statements into Canadian currency. See Note 18 of the interim consolidated financial statements

Contract assets	247	268	(21)	Primarily driven by lower subsidized devices from the introduction of our TELUS Easy Payment device financing program, partially offset by stronger Koodo volumes
Other long-term assets	1,907	1,106	801

An increase in pension assets resulting from gains arising from financial assumption re-measurements and the effects of pension plan returns greater than the discount rate. See Note 20 of the interim consolidated financial statements.

Non-current liabilities
Provisions	960	961	(1)	—
Long-term debt	18,019	18,856	(837)	See Section 7.4 Cash provided (used) by financing activities
Other long-term liabilities	846	1,265	(419)

A decrease in pension liabilities resulting from gains arising from financial assumption re-measurements and the effects of pension plan returns greater than the discount rate, as well as a decrease in the fair value of derivatives used to manage currency risk from European euro functional currency operations purchased with U.S. dollar-denominated long-term debt. See Note 27 of the interim consolidated financial statements

Deferred income taxes	4,022	3,756	266	An overall increase in temporary differences between the accounting and tax basis of assets and liabilities, including employee benefit plan re-measurements recorded in Other comprehensive income.
Owners’ equity
Common equity	14,756	12,040	2,716	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements
Non-controlling interests	894	528	366	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements.

7.Liquidity and capital resources

This section contains forward-looking statements, including those with respect to our TELUS Corporation Common Share (Common Share) dividend payout ratio and net debt to EBITDA – excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

7.1 Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2021	2020	Change	2021	2020	Change
Cash provided by operating activities	1,250	1,462	(212)	2,189	2,639	(450)
Cash used by investing activities	(860)	(823)	(37)	(2,013)	(2,782)	769
Cash provided (used) by financing activities	(110)	(726)	616	1,159	579	580
Increase (decrease) in Cash and temporary investments, net	280	(87)	367	1,335	436	899
Cash and temporary investments, net, beginning of period	1,903	1,058	845	848	535	313
Cash and temporary investments, net, end of period	2,183	971	1,212	2,183	971	1,212

7.2 Cash provided by operating activities

Analysis of changes in cash provided by operating activities

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2021	2020	Change	2021	2020	Change
EBITDA[1] (see Section 5.4 and Section 5.5)	1,451	1,359	92	2,912	2,768	144
Restructuring and other costs, net of disbursements	(2)	14	(16)	(14)	26	(40)
Employee defined benefit plans expense, net of employer contributions	18	13	5	28	25	3
Share-based compensation expense, net of payments	52	41	11	87	64	23
Interest paid, net of interest received	(172)	(196)	24	(369)	(370)	1
Income taxes paid, net of recoveries received	(133)	(13)	(120)	(353)	(137)	(216)
Other operating working capital changes	36	244	(208)	(102)	263	(365)
Cash provided by operating activities	1,250	1,462	(212)	2,189	2,639	(450)

1	See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

Cash provided by operating activities decreased by $212 million in the second quarter of 2021 and $450 million in the first six months of 2021.

●	Restructuring and other costs, net of disbursements, represented a net change of $16 million in the second quarter of 2021 and $40 million in the first six months of 2021. We incurred higher restructuring and other costs disbursements net of expense, related to improving our overall cost structure and operational effectiveness.
●	Interest paid, net of interest received, decreased by $24 million in the second quarter of 2021 and $1 million in the first six months of 2021, largely due to the long-term debt prepayment premium in the second quarter of 2020 described in Section 5.3.
●	Income taxes paid, net of recoveries received, increased by $120 million in the second quarter of 2021 and $216 million in the first six months of 2021, as income tax instalment payments in the first six months of 2020 were deferred into the third quarter of 2020 as permitted by several government jurisdictions as part of their pandemic responses.
●	For a discussion of Other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) of the interim consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

7.3 Cash used by investing activities

Analysis of changes in cash used by investing activities

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2021	2020	Change	2021	2020	Change
Cash payments for capital assets, excluding spectrum licences	(771)	(694)	(77)	(1,521)	(1,474)	(47)
Cash payments for spectrum licences	(21)	—	(21)	(272)	—	(272)
Cash payments for acquisitions, net	(13)	(107)	94	(150)	(1,211)	1,061
Advances to, and investment in, real estate joint ventures and associate, net of real estate joint venture receipts	(1)	(7)	6	(15)	(85)	70
Proceeds on disposition	1	—	1	1	—	1
Investment in portfolio investments and other	(55)	(15)	(40)	(56)	(12)	(44)
Cash used by investing activities	(860)	(823)	(37)	(2,013)	(2,782)	769

Cash used by investing activities increased by $37 million in the second quarter of 2021 and decreased by $769 million in the first six months of 2021.

●	The increase in Cash payments for capital assets, excluding spectrum licences in both the second quarter of 2021 and first six months of 2021, was primarily composed of:
●	An increase in capital expenditures of $157 million in the second quarter of 2021 and $177 million in the first six months of 2021 (see Capital expenditure measures table and discussion below).
●	Lower capital expenditure payments of $80 million in the second quarter of 2021 and $130 million in the first six months of 2021 with respect to payment timing differences.
●	Cash payments for spectrum licences in the second quarter of 2021 relate to the acquisition of a 2500 MHz licence in the urban core of Calgary. Additionally, in the first quarter of 2021, we acquired 3500 MHz spectrum licences in the urban cores of Edmonton, Guelph/Kitchener, London, Ottawa and Winnipeg, as well as in East Kootenay and Whistler.
●	In the second quarter of 2021 and first six months of 2021, we made cash payments for individually immaterial business acquisitions that are complementary to our existing lines of business. This is compared to business acquisition activity in the first six months of 2020 that included Competence Call Center (CCC), as well as other individually immaterial business acquisitions complementary to our existing lines of business.
●	Advances to, and investment in, real estate joint ventures and associate, net of real estate joint venture receipts, represented a net change of $6 million in the second quarter of 2021 and $70 million in the first six months of 2021, predominantly related to our acquisition of a 28% basic equity interest in Miovision Technologies Incorporated in the first quarter of 2020.
●	Investment in portfolio investments and other increased by $40 million in the second quarter of 2021 and $44 million in the first six months of 2021 related to an increase of capital inventory.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Capital expenditure measures

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, except capital expenditure intensity)	2021	2020	Change		2021	2020	Change
Capital expenditures[1]
TELUS technology solutions (TTech) segment	882	727	21.3%		1,544	1,373	12.5%
Digitally-led customer experiences – TELUS International (DLCX) segment	31	29	6.9%		54	48	12.5%
Consolidated	913	756	20.8%		1,598	1,421	12.5%
TTech segment capital expenditure intensity (%)	25	23	2	pts.	22	21	1	pt.
DLCX segment capital expenditure intensity (%)	5	5	—	pts.	4	4	—	pts.
Consolidated capital expenditure intensity[2] (%)	22	20	2	pts.	20	19	1	pt.

1	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and therefore differ from Cash payments for capital assets, excluding spectrum licences, as reported in the Consolidated statements of cash flows. Refer to Note 31 of the interim consolidated financial statements for further information.
2	See Section 11.1 Non-GAAP and other financial measures.

Consolidated capital expenditures increased by $157 million in the second quarter of 2021 and $177 million in the first six months of 2021. TTech drove $155 million of the increase in the second quarter of 2021, due to increased investments in our 5G network, accelerated purchase of equipment to support subscriber growth, and accelerated investments on our broadband build to increase system capacity and reliability. This was partly offset by a reduction in spend from efficiencies in our 4G network spend. Our accelerated broadband build is actively underway. With our investments, we are advancing the mobile speeds and coverage of our expanding 5G network, continuing to connect additional homes and businesses directly to our fibre-optic technology, evolving our TV ecosystem and supporting system reliability and operational efficiency and effectiveness efforts. These investments also support our internet, TV and security subscriber growth, address our customers’ demand for faster internet speeds, and extend the reach and functionality of our business, healthcare solutions and agriculture solutions. By June 30, 2021, our 5G network covered approximately 13.4 million Canadians, representing approximately 36% of the population. DLCX also contributed to higher capital expenditures which increased by $6 million in the first six months of 2021, mainly driven by higher investments to upgrade infrastructure in our CCC acquisition and service new client growth in the Philippines and Central America.

7.4 Cash provided (used) by financing activities

Analysis of changes in cash provided (used) by financing activities

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2021	2020	Change	2021	2020	Change
Common Shares issued	—	—	—	1,300	1,495	(195)
Dividends paid to holders of Common Shares	(251)	(240)	(11)	(502)	(462)	(40)
Long-term debt issued, net of redemptions and repayment (redemption and repayments, net of issuances)	154	(479)	633	(407)	(590)	183
Shares of subsidiary issued to non-controlling interests, net	—	—	—	827	209	618
Other	(13)	(7)	(6)	(59)	(73)	14
Cash provided (used) by financing activities	(110)	(726)	616	1,159	579	580

Cash used by financing activities decreased by $616 million in the second quarter of 2021 and cash provided by financing activities increased by $580 million in the first six months of 2021.

Common Shares issued

Common Shares issued reflect 51 million Common Shares at a price of $25.35 per Common Share issued in the first quarter of 2021. This is compared to 58 million Common Shares at a price of $26.00 issued in the first quarter of 2020.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Dividends paid to holders of Common Shares

Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. Effective with the dividends paid on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. Cash payments for dividends increased by $11 million in the second quarter of 2021 and $40 million in the first six months of 2021, which reflected an increase in the number of shares outstanding and higher dividend rates under our dividend growth program (see Section 4.3). This was partly offset by a higher discounted DRISP issuance. During the second quarter of 2021, our DRISP plan trustee acquired Common Shares for $153 million.

In July 2021, we paid dividends of $271 million to the holders of Common Shares and the trustee acquired dividend reinvestment Common Shares from Treasury for $157 million, totalling $428 million.

Long-term debt issues, redemptions and repayment

In the second quarter of 2021, long-term debt issues, net of repayments, were $154 million, a change of $633 million compared to long-term debt redemptions and repayment, net of issues, of $479 million in the second quarter of 2020, primarily composed of:

●	A net decrease in commercial paper outstanding, including foreign exchange effects, of $721 million to a balance of $197 million (US$159 million) at June 30, 2021, from a balance of $918 million (US$730 million) at March 31, 2021. Our commercial paper program, when utilized, provides low-cost funds and is fully backstopped by the revolving credit facility (see Section 7.6 Credit facilities).
●	A decrease in net draws on the TI credit facility, including foreign exchange effects, of $76 million. As at June 30, 2021, net draws due to a syndicate of financial institutions (excluding TELUS Corporation) were US$891 million, whereas as at March 31, 2021, net draws were US$939 million. The TI credit facility is non-recourse to TELUS Corporation.
●	The April 5, 2021 issue of $500 million of senior unsecured 4.10% Notes, Series CAE, due April 5, 2051. The net proceeds from this offering were used to fund the repayment upon maturity of the Series 3, 10.65% debentures of TELUS Communications Inc. due June 2021, the repayment of commercial paper and for general corporate purposes.
●	The June 28, 2021 issue of $750 million of our inaugural senior unsecured 2.85% Sustainability-Linked Notes, Series CAF, due November 13, 2031 described in Section 1.3. The net proceeds will be used for the repayment of outstanding indebtedness, including the repayment of commercial paper and for other general corporate purposes.
●	The repayment upon maturity of Series 3, 10.65% debentures of TELUS Communications Inc. (TCI) due June 2021.

For the first six months of 2021, long-term debt redemptions and repayment, net of issues, were $407 million, a change of $183 million compared to long-term debt redemptions and repayment, net of issues, of $590 million in the first six months of 2020. In addition to some activity from the second quarter of 2021, the change in balance for the first six months of 2021 was primarily composed of:

●	A net decrease in commercial paper outstanding, including foreign exchange effects, of $534 million from a balance of $731 million (US$574 million) at December 31, 2020.
●	A decrease in net draws on the TI credit facility, including foreign exchange effects, of $712 million. As at December 31, 2020, net draws due to a syndicate of financial institutions (excluding TELUS Corporation) were US$1,428 million. The reduction in TI credit facility indebtedness was facilitated by the net proceeds of the TI initial public offering (IPO) (see Note 28 of the interim consolidated financial statements).

The average term to maturity of our long-term debt (excluding commercial paper, the revolving component of the TI credit facility, lease liabilities and other long-term debt) was 12.3 years at June 30, 2021, an increase from 12.2 years at December 31, 2020, and a decrease from 13.0 years at June 30, 2020. Additionally, the weighted average cost of our long-term debt (excluding commercial paper, the revolving component of the TI credit facility, lease liabilities and other long-term debt) was 3.70% at June 30, 2021, a decrease from 3.80% at December 31, 2020 and from 3.86% at June 30, 2020.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Shares of subsidiary issued and sold to non-controlling interests, net

In connection with the TI IPO described in our first quarter 2021 MD&A, we received net cash proceeds of $827 million in the first quarter of 2021 (see Note 28 of the interim consolidated financial statements.) In the first quarter of 2020, TI issued shares to non-controlling interests related to its acquisition of CCC.

Other

In the second quarter of 2021, we incurred debt issuance costs in connection with the issuance of 4.10% Notes, Series CAE notes and 2.85% Sustainability-Linked Notes, Series CAF. In connection with our 51 million Common Shares issued in the first quarter of 2021, we incurred certain equity issuance costs. In the first quarter of 2020, we also incurred certain equity issuance costs in connection with our issue of 58 million Common Shares.

7.5 Liquidity and capital resource measures

Net debt was $18.2 billion at June 30, 2021, an increase of $505 million compared to one year earlier, resulting mainly from the October 2020 issuance of $500 million of Series CAD notes, the second quarter 2021 issuances of $500 million of Series CAE notes and $750 million of Series CAF Sustainability-Linked Notes as described in Section 7.4, and an increase in commercial paper outstanding. These factors were partially offset by higher Cash and temporary investments, the repayment upon maturity of Series 3, 10.65% debentures of TCI, a decrease in lease liabilities, and a decrease in net draws due to a syndicate of financial institutions (excluding TELUS Corporation) on the TI credit facility.

Fixed-rate debt as a proportion of total indebtedness excludes lease liabilities and other long-term debt, and was 96% as at June 30, 2021, flat compared to one year earlier, mainly due to the October 2020 issuance of $500 million of Series CAD notes and the second quarter 2021 issuances of $500 million of Series CAE notes and $750 million of Series CAF Sustainability-Linked Notes as described in Section 7.4. This was offset by: (i) an increase in commercial paper outstanding, which is classified as floating-rate debt in this calculation; (ii) the repayment upon maturity of Series 3, 10.65% debentures of TCI; and (iii) a decrease in net draws due to a syndicate of financial institutions (excluding TELUS Corporation) on the TI credit facility, which includes foreign exchange derivatives and is non-recourse to TELUS Corporation.

Net debt to EBITDA — excluding restructuring and other costs ratio was 3.11 times, as measured at June 30, 2021, up from 3.06 times one year earlier. Our long-term objective for this measure is within a range of 2.20 to 2.70 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+, or the equivalent, and providing reasonable access to capital. As at June 30, 2021, this ratio remains outside of the long-term objective range resulting from prior issuances of incremental debt, primarily due to business acquisitions and the acquisition of spectrum licences, partially offset by growth in EBITDA – excluding restructuring and other costs. EBITDA growth was reduced by impacts from the COVID-19 pandemic. As at June 30, 2021, business acquisitions over the past 12 months increased the ratio by approximately 0.36 and the acquisition of spectrum licences increased the ratio by approximately 0.21. Our recent acquisitions of spectrum licences have more than doubled our national spectrum holdings and represent an investment to extend our network capacity to support continuing data consumption growth, as well as growth in our mobile subscriber base. Given the cash demands of the 2019 600 MHz, the current 2021 3500 MHz and upcoming spectrum auctions and the inability to predict impacts of the COVID-19 pandemic, the assessment of the guideline and return to the objective range remains to be determined; however, it is our intent to return to a ratio below 2.70 times in the medium term (following the recent 2021, and upcoming 2023 and 2024 spectrum auctions), consistent with our long-term strategy. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our leverage ratio to exceed 4.25 to 1.00 at June 30, 2021 (see Section 7.6 Credit facilities).

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Liquidity and capital resource measures

As at, or for the 12-month periods ended, June 30	2021	2020	Change
Components of debt and coverage ratios[1] ($ millions)
Net debt	18,169	17,664	505
EBITDA – excluding restructuring and other costs	5,846	5,769	77
Net interest cost	786	797	(11)
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (excluding lease liabilities and other long-term debt) (%)	96	96	—	pts.
Average term to maturity of long-term debt (excluding commercial paper, the revolving component of the TI credit facility, lease liabilities and other long-term debt) (years)	12.3	13.0	(0.7)
Weighted average interest rate on long-term debt (excluding commercial paper, the revolving component of the TI credit facility, lease liabilities and other long-term debt) (%)	3.70	3.86	(0.16)	pts.
Net debt to EBITDA – excluding restructuring and other costs[1] (times)	3.11	3.06	0.05
Coverage ratios[1] (times)
Earnings coverage	3.2	3.6	(0.4)
EBITDA – excluding restructuring and other costs interest coverage	7.4	7.2	0.2
Other measures[1] (%)
Determined using management measures
Common Share dividend payout ratio – net of dividend reinvestment plan effects	111	61	50	pts.
Determined using most comparable IFRS-IASB measures
Ratio of Common Share dividends declared to cash provided by operating activities less capital expenditures (excluding spectrum licences)	137	84	53	pts.

1	See Section 11.1 Non-GAAP and other financial measures.

Earnings coverage ratio for the 12-month period ended June 30, 2021 was 3.2 times, down from 3.6 times one year earlier. A decrease in income before borrowing costs and income taxes reduced the ratio by 0.5, while a decrease in borrowing costs increased the ratio by 0.1. EBITDA growth was reduced by pandemic impacts.

EBITDA — excluding restructuring and other costs interest coverage ratio for the 12-month period ended June 30, 2021 was 7.4 times, up from 7.2 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 0.1 and a decrease in net interest costs increased the ratio by 0.1.

Common Share dividend payout ratios: Actual Common Share dividend payout decisions will continue to be subject to our Board’s assessment of our financial position and outlook, as well as our long-term Common Share dividend payout objective range of 60% to 75% of prospective free cash flow. So as to be consistent with the way we manage our business, our Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the most recent four quarters’ dividends declared for Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of the most recent four quarters’ free cash flow amounts for interim reporting periods. For fiscal years, the denominator is annual free cash flow (free cash flow is a non-GAAP measure, see Section 11.1). The historical measure for the 12-month period ended June 30, 2021 is presented for illustrative purposes in evaluating our target guideline. As at June 30, 2021, the ratio was outside of the objective range, primarily due to: (i) the reduction of EBITDA caused by the pandemic; (ii) our planned accelerated capital expenditures program to support our broadband capital investments, build-out of our TELUS PureFibre infrastructure and acceleration of our 5G network roll-out; and (iii) the timing of income tax payments as the second quarter of 2020 tax instalments were deferred into the third quarter of 2020.

TELUS International intends to retain all available funds and any future earnings to support operations and to finance the growth and development of its business. As such, TELUS International does not intend to declare or pay cash dividends on its equity shares in the foreseeable future.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

7.6 Credit facilities

At June 30, 2021, we had over $2.5 billion of liquidity available from the TELUS revolving credit facility and $793 million of liquidity available from the TI credit facility with a syndicate of financial institutions (excluding TELUS Corporation). In addition, we had $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). We are well within our objective of generally maintaining at least $1.0 billion of available liquidity.

TELUS revolving credit facility

We have a $2.75 billion (or U.S. dollar equivalent) unsecured revolving credit facility with a syndicate of financial institutions, expiring April 6, 2026. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

TELUS revolving credit facility at June 30, 2021

				Outstanding	Backstop for
				undrawn	commercial
				letters of	paper	Available
($ millions)	Expiry	Size	Drawn	credit	program	liquidity
Revolving credit facility[1]	April 6, 2026	2,750	—	—	(197)	2,553

1	Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.25 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter. As at June 30, 2021, our consolidated leverage ratio was 3.11 to 1.00 and our consolidated coverage ratio was 7.44 to 1.00. These ratios are expected to remain well within the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA — excluding restructuring and other costs and EBITDA — excluding restructuring and other costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate amount at any one time of $1.4 billion as at June 30, 2021. Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. The commercial paper program is to be used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in the U.S. is dependent on our credit ratings (see Section 7.8 Credit ratings).

TELUS International credit facility

As at June 30, 2021, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 28, 2025, with a syndicate of financial institutions and, joined in 2020, by TELUS Corporation. The TI credit facility is comprised of US$620 million (TELUS Corporation as an approximately 7.5% lender) and US$230 million (TELUS Corporation as a 12.5% lender) revolving components and amortizing US$600 million (TELUS Corporation as 12.5% lender) and US$250 million term loan components. The TI credit facility is non-recourse to TELUS Corporation. The outstanding revolving components and term loan components had a weighted average interest rate of 2.10% as at June 30, 2021.

The term loan components are subject to an amortization schedule which requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity and December 22, 2022, for the US$250 million component, respectively.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Other letter of credit facilities

At June 30, 2021, we had $298 million of letters of credit outstanding issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility. Available liquidity under various uncommitted letters of credit facilities was $142 million at June 30, 2021. Further, we arranged $359 million of incremental letters of credit to allow us to participate in Innovation, Science and Economic Development Canada’s 3500 MHz band spectrum auction that was held in June-July 2021, as further described in Note 18(a) of the interim consolidated financial statements; such letters of credit will remain outstanding until such time as our final payment for any awarded spectrum licences has been made.

Other long-term debt

Other liabilities bear interest at 3.34%, are secured by the associated AWS-4 spectrum licences and a real estate holding, and are subject to amortization schedules, which results in the principal being repaid over the periods to maturity, the last period ending March 31, 2035.

7.7 Sale of trade receivables

TELUS Communications Inc., a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is able to sell an interest in certain trade receivables for an amount up to a maximum of $500 million. The agreement is in effect until December 31, 2021, and available liquidity was $400 million as at June 30, 2021. (See Note 22 of the interim consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TELUS Communications Inc. is required to maintain a credit rating of at least a BB by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The minimum credit rating was exceeded as of July 30, 2021.

7.8 Credit ratings

There were no changes to our investment grade credit ratings during the second quarter of 2021 or as of July 30, 2021. We believe adherence to most of our stated financial policies (see Section 4.3), coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments, their accounting classification and the nature of certain risks that they may be subject to were described in Section 7.9 of our 2020 annual MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining an agreement to sell trade receivables to an arm’s-length securitization trust; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

As at June 30, 2021, TELUS Corporation could offer $2.75 billion of debt or equity securities pursuant to a shelf prospectus that is in effect until June 2023.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

As at June 30, 2021, we had over $2.5 billion of available liquidity from the TELUS revolving credit facility and $793 million of available liquidity from the TI credit facility with a syndicate of financial institutions (excluding TELUS Corporation) (see Section 7.6 Credit facilities), as well as $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). Excluding the TI credit facility and including cash and temporary investments of approximately $2.2 billion, we had total liquidity of over $5.1 billion at June 30, 2021. This adheres to our objective of generally maintaining at least $1 billion of available liquidity. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at June 30, 2021, our contractual commitments related to the acquisition of Property, plant and equipment were $553 million through to December 31, 2023, as compared to $235 million over a period ending December 31, 2022 reported as at December 31, 2020. The increase was primarily attributed to our planned accelerated capital investments including the accelerated broadband build across fibre and 5G.

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other wireless carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29 of the interim consolidated financial statements.

7.10 Outstanding share information

Outstanding shares (millions)	June 30, 2021	July 30, 2021
Common Shares	1,355	1,361
Common Share options	3	3
Restricted share units – equity-settled	12	12

7.11 Transactions between related parties

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Team. Total compensation expense for key management personnel was $26 million and $48 million in the second quarter of 2021 and first six months of 2021, respectively, compared to $21 million and $25 million in the comparable periods in 2020. The increase in compensation expense for key management personnel was primarily due to greater share-based compensation, which was largely related to liability-accounted awards that increased in value in the first quarter of 2021 and decreased in value in the comparative 2020 period. See Note 30(a) of the interim consolidated financial statements for additional details.

Transactions with defined benefit pension plans

We provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Transactions with real estate joint venture and associate

In the first quarter of 2021, we had transactions with the TELUS Sky real estate joint venture, which is a related party to us, as set out in Note 21 of the interim consolidated financial statements. The new-build tower was completed in 2020.

For the TELUS Sky real estate joint venture, commitments and contingent liabilities include construction financing ($342 million, with Canadian financial institutions as 66-2/3% lender and TELUS as 33-1/3% lender) under a credit agreement maturing August 31, 2021; the credit agreement is expected to be extended in August 2021 for an amount equal to that currently advanced. We have entered into a lease agreement with the TELUS Sky real estate joint venture; for lease accounting purposes, the lease commenced during the three-month period ended March 31, 2019.

8.Accounting matters

8.1 Critical accounting estimates and judgments

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2020. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts and classification of income and expense during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter and are described in Section 8.1 of our 2020 annual MD&A, which is hereby incorporated by reference.

8.2 Accounting policy developments

Our accounting policy developments were discussed in Section 8.2 Accounting policy developments of our 2020 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details.

9.Update to general trends, outlook and assumptions, and regulatory developments and proceedings

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2021 outlook, as described in Section 9 of our 2020 annual MD&A, remain the same, except for the following:

●	Our revised estimates for 2021 economic growth in Canada, B.C., Alberta, Ontario and Quebec are 5.7%, 5.7%, 5.6%, 5.7% and 5.8%, respectively (compared to 4.5%, 4.5%, 4.4%, 4.8% and 4.6%, respectively, as reported in our 2020 annual MD&A).
●	Our revised estimates for 2021 annual unemployment rates in Canada, B.C. and Alberta are 7.7%, 6.7% and 9.6%, respectively (compared to 7.8%, 6.9% and 9.9%, respectively, as reported in our 2020 annual MD&A).
●	Our revised estimates for 2021 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 232,000 units, 39,000 units, 28,000 units, 82,000 units and 60,000 units, respectively (compared to 202,000 units, 35,000 units, 24,000 units, 77,000 units and 48,000 units, respectively, as reported in our 2020 annual MD&A).

The extent to which these economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

9.1 Communications industry regulatory developments and proceedings

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED), Canadian Heritage and the Competition Bureau.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

The following is a summary of certain significant regulatory developments and proceedings relevant to our business and our industry. This summary is not intended to be a comprehensive legal analysis or description of all of the specific issues described. Although we have indicated those issues for which we do not currently expect the outcome of a development or proceeding to be material to us, there can be no assurance that the expected outcome will occur or that our current assessment of its likely impact on us will be accurate. See Section 10.3 of our 2020 annual MD&A.

Radiocommunication licences and spectrum-related matters

ISED regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus, frequency bands and/or radio channels within various frequency bands to service providers and private users. The department also establishes the terms and conditions that may attach to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

3500 MHz spectrum auction to support 5G

On July 29, 2021, ISED released the provisional results of its auction of spectrum in the 3500 MHz band. We acquired 142 licences equating to 16.4 MHz of spectrum at a price of approximately $1.95 billion. Combined with the spectrum we acquired privately in advance of the auction, we now hold an average of 25 MHz of spectrum in the 3500 MHz band nationally. The auction framework included a 50 MHz set-aside in all markets where 50 MHz or more spectrum was available. This was on top of the competitive imbalance that was already introduced by ISED’s 2019 transition decision for the band. That decision left nearly 90 MHz of the 200 MHz band in the hands of band incumbents. We are reviewing the results of the auction, including the amounts acquired by our competitors, to determine the impact of the auction on us.

mmWave and 3800 MHz spectrum auctions to support 5G

On June 5, 2019, ISED released its Decision on Releasing Millimetre Wave Spectrum to Support 5G, repurposing several tranches of mmWave spectrum for mobile use. ISED will consult on a licensing framework (i.e. auction rules and conditions of licence) for these mmWave bands in the future. ISED formerly projected that the mmWave auction would commence in 2021, but has now revised its forecast to the first quarter of 2024. There is a risk that the auction rules may favour certain carriers over us and impact our ability to acquire an adequate quantity of mmWave spectrum.

The 3800 MHz spectrum band is seen as an extension to the 3500 MHz band. ISED released the first of two consultations on August 27, 2020. This first consultation featured proposals from ISED and from Telesat, the Canadian satellite spectrum licensee of 3700 to 4200 MHz spectrum, on how to repurpose existing spectrum. On May 21, 2021, ISED released its Decision on the Technical and Policy Framework for the 3650-4200 MHz Band and Changes to the Frequency Allocation of the 3500-3650 MHz Band, which will make 250 MHz of spectrum available for auction in the first quarter of 2023. ISED’s decision rejects Telesat’s proposal for private auction and early clearing of the band. The 3800 MHz spectrum will only be cleared and available by March 2025 in urban areas and March 2027 in many rural areas. Certain rural areas (territories and northern parts of B.C., Alberta, Saskatchewan, Manitoba, Ontario, Quebec and Newfoundland and Labrador) are still deemed satellite-dependent areas and this spectrum will not be available for mobile use in these areas.

Many important issues (such as auction format or competitive measures) are subject to the second consultation on an auction framework for the 3800 MHz band. There is a risk that the auction rules will favour certain carriers over us and impact our ability to acquire an adequate quantity of 3800 MHz band spectrum on a cost-effective basis.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. A number of key proceedings are discussed below.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Proposed acquisition of Shaw by Rogers

In March 2021, Rogers Communications Inc. and Shaw Communications Inc. announced their agreement for Rogers Communications Inc. to acquire Shaw Communications Inc. In addition to approval by shareholders of Shaw Communications Inc., the acquisition will require approvals by the Competition Bureau, the CRTC, and ISED. It is possible that the parties to the transaction will agree to merger remedies that could negatively affect us, or that the CRTC, ISED, or other governmental authorities could make (or decline to make) other regulatory changes that could materially affect us. It is also possible that this acquisition could trigger further consolidation in the industry. Until the governmental authorities complete their reviews and make a determination on whether to allow the acquisition and, if so, under what conditions, it is too early to determine the impact of this proceeding on us.

Review of mobile wireless services

On April 15, 2021, the CRTC released its decision in the Wireless Regulatory Framework Review. The CRTC determined that Bell, Rogers, TELUS and SaskTel must provide wholesale mobile virtual network operator (MVNO) access to facilities-based regional wireless providers in areas where those providers hold a mobile wireless spectrum licence. MVNO access is based on commercially-negotiated rates and will be phased out after seven years. In addition, the CRTC has requested that Bell, Rogers, TELUS and SaskTel provide certain low-cost and occasional-use plans on their premium brands. We are working to implement the new requirements. The impact of this decision on us will be dependent on the commercial rates that are negotiated for MVNO access.

On May 4, 2021, Data on Tap Inc. brought a petition to the Governor in Council to vary the CRTC’s decision in the Wireless Regulatory Framework so as to mandate and set rates for full MVNO access. The impact of this petition will not be known unless and until the Governor in Council issues a decision. The Governor in Council has until April 14, 2022, to do so.

We have also sought leave to appeal two determinations from this decision: (i) the requirement for the national wireless carriers, including us, to offer seamless roaming as an additional condition under which the existing mandated wholesale roaming service must be offered; and (ii) the ruling that sections 43 and 44 of the Telecommunications Act do not provide the Commission with jurisdiction to adjudicate disputes involving mobile wireless transmission facilities. If we are granted leave and are eventually successful on appeal, we anticipate that it will be easier for us to deploy our 5G infrastructure, in particular on municipal property.

Wireline wholesale services and interconnection follow-up

On July 22, 2015, the CRTC released Review of wholesale wireline services and associated policies, Telecom Regulatory Policy CRTC 2015-326 (TRP 2015-326). The major component of this decision was that the CRTC ordered the introduction of a disaggregated wholesale high-speed access (HSA) service for internet service provider competitors. This includes access to fibre-to-the-premises (FTTP) facilities.

On June 11, 2020, the CRTC released Call for comments – Appropriate network configuration for disaggregated wholesale high-speed access services, Telecom Notice of Consultation CRTC 2020-187 (TNC 2020-187), where it is examining the appropriate network and service configurations for the disaggregated wholesale HSA service regime for all wholesale HSA service providers across the country. This new process takes the place of the previous follow-up proceedings and now features a common process for incumbent local exchange carriers (ILECs) and cable companies across Canada. Until the CRTC issues its decision, it is too early to determine the impact of this proceeding on us.

Final rates for aggregated wholesale internet access services

On August 15, 2019, the CRTC released Telecom Order CRTC 2019-288, which finalized rates for the aggregated wholesale internet services of the ILEC and incumbent cable companies. The final rates were considerably lower than the interim rates, and the CRTC ordered the rates to apply retroactively to October 6, 2016. The financial impact of this decision was not material to us.

On September 13, 2019, Bell Canada and affiliated companies and a group of cable companies filed separate applications with the Federal Court of Appeal to seek leave to appeal Telecom Order CRTC 2019-288. Bell Canada and the cable companies also sought a stay of the order. On November 22, 2019, the Federal Court of Appeal allowed both leave applications and granted a stay pending the disposition of the appeal. On September 10, 2020, the Federal Court of Appeal dismissed the appeals on their merits, thereby upholding the CRTC’s decision. On February 25, 2021, the Supreme Court of Canada dismissed applications for leave to appeal the Federal Court of Appeal decision brought by Bell Canada and the group of cable companies.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Separately, on November 13, 2019, we filed a petition to the Governor in Council seeking to refer back to Telecom Order CRTC 2019-288 for redetermination of the rates and seeking to vary Telecom Order CRTC 2019-288 on the basis that the rates and retroactive component of the order will threaten future investment. Bell Canada and a group of cable companies filed similar petitions on the same day. On August 15, 2020, the Governor in Council issued an Order in Council dismissing the petitions. However, the Order in Council, as well as an accompanying statement from the Minister of Innovation, Science and Industry, recognized that the rates set out in Telecom Order CRTC 2019-288 will, in some instances, undermine investment in high-quality networks.

Also on November 13, 2019, we filed an application to the CRTC to review and vary Telecom Order CRTC 2019-288, primarily on the basis that the CRTC made errors in calculating the carriers’ costs. On December 13, 2019, Bell Canada and a group of cable companies also brought applications to the CRTC to review and vary Telecom Order CRTC 2019-288. On May 27, 2021, the CRTC issued Telecom Decision CRTC 2021-181 in the applications requesting the CRTC to review and vary Telecom Order 2019-288. In this decision, the CRTC largely reversed Telecom Order 2019-288, meaning that we do not have to implement the rates ordered in Telecom Order CRTC 2019-288 or issue significant retroactive refunds to wholesale customers. Given that Telecom Decision 2021-181 essentially maintains the rates that have been in place since 2016, the decision does not have a material effect on us.

On May 28, 2021, the day after the release of Telecom Decision CRTC 2021-181, TekSavvy Solutions Inc. brought a petition to the Governor in Council to vary the decision. On July 15, 2021, the Competitive Network Operators of Canada brought a similar petition. On June 28, 2021, TekSavvy Solutions Inc. sought leave to appeal Telecom Decision CRTC 2021-181 to the Federal Court of Appeal. We are assessing both the petitions and the leave motion.

5G security review — Public Safety Canada

In September 2018, the federal government announced a review of national cybersecurity requirements for Canada’s 5G networks. The stated objective of the reviews was to provide policy clarity on what security controls or restrictions the government intends to impose on 5G networks in Canada and to which foreign vendors such controls and restrictions would apply. The timelines for the conclusion of this review were never released by the federal government, which has also not announced its intentions regarding 5G cybersecurity requirements. Given the range of potential government or regulatory action that may result from this review, the impact on us, and on Canadian wireless service providers in general, cannot be reliably predicted.

International security developments

On May 16, 2019, an executive order entered into force permitting the U.S. Secretary of Commerce to block certain technology transactions deemed to constitute national security risks. The U.S. Department of Commerce subsequently established a list of entities, including Huawei Technologies Co., Ltd. and its global affiliates, to whom the export, re-export, or transfer (in-country) of certain restricted technologies was prohibited unless specifically authorized under licence. Since 2019, this list has been continually refined to include additional global entities. No additions to this list in the second quarter of 2021 are expected to have a material impact on us.

In a unanimous vote on July 13, 2021, the U.S. Federal Communications Commission authorized a US$1.9 billion subsidy program to enable telecommunications companies with fewer than 10 million subscribers to replace Huawei and ZTE equipment.

The U.K. parliament continues to study a Telecoms Security Bill that would enact restrictions on the use of Huawei in the U.K., including a ban on the purchase of all new 5G infrastructure from Huawei, a mandate requiring operators to remove Huawei 5G networks deployed in the U.K. by 2027, and a prohibition on the installation of any Huawei equipment in U.K. 5G networks after September 30, 2021. The scope of this legislation, if passed, is not anticipated to have a direct material impact on us.

Given the range of potential government or regulatory actions by foreign governments with respect to Huawei, the impact on us, and on Canadian wireless service providers generally, cannot currently be predicted.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

CRTC proceeding regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada

On December 10, 2019, the CRTC issued Call for comments regarding potential barriers to the deployment of broadband-capable networks in underserved areas in Canada, Telecom Notice of Consultation CRTC 2019-406. In this proceeding, the CRTC is seeking comment on barriers that service providers and communities face in building new facilities, or interconnecting to or accessing existing facilities, and in extending networks into underserved areas in order to offer universal service objective-level services. The CRTC has specifically identified access to affordable transport services and efficient use of support structures as potential barriers. The record of the proceeding is now closed and we anticipate a decision later this year. It is too early to determine the impact of the proceeding on us.

CRTC proceeding regarding access to poles owned by Canadian carriers

On October 30, 2020, the CRTC issued Call for comments regarding potential regulatory measures to make access to poles owned by Canadian carriers more efficient, Telecom Notice of Consultation CRTC 2020-366. The CRTC commenced the proceeding further to comments in the proceeding initiated by Telecom Notice of Consultation CRTC 2019-406 that untimely and costly access to poles owned by Canadian carriers has negative impacts on broadband deployment, particularly in areas with limited or no access to broadband-capable networks. In the most recent proceeding, the CRTC is considering, among other issues, authorization delays, make-ready costs, spare capacity reservations, joint use agreements and the potential for improved dispute resolution. We are participating fully in the proceeding. It is too early to determine the impact of the proceeding on us.

Government mobile wireless pricing election commitment

Ahead of the 2019 federal election, the Liberal Party of Canada made a commitment to reduce wireless prices by 25%. On March 5, 2020, the Liberal government clarified its expectation that we, Bell, and Rogers (including flanker brands) lower mobile wireless prices for postpaid, bring-your-own-device plans in the 2 to 6 GB range by 25% by January 2022. The government reiterated this statement on June 5, 2020. To track progress, the government is reporting quarterly on wireless pricing. We are unable to determine the full impact of this commitment at this time. The announcement or implementation of specific regulations or other actions intended to reduce cell phone plan prices could precipitate a material reduction in operating expenditures and capital expenditures to ameliorate this impact.

CRTC review of rate setting for wholesale telecommunications services

On April 24, 2020, the CRTC issued Call for comments — Review of the approach to rate setting for wholesale telecommunications services, Telecom Notice of Consultation CRTC 2020-131. In this proceeding, the CRTC is seeking comment on whether to change its methodology of setting wholesale rates and, if so, how. The CRTC has stated its intent to use the proceeding to establish a more transparent and efficient rate-setting process. We are participating fully in all stages of the proceeding. It is too early to determine the impact of the proceeding on us.

CRTC review of availability of mobile wireless plans for Canadians with disabilities

On June 1, 2020, the CRTC issued Call for comments — Accessibility — mobile wireless service plans that meet the needs of Canadians with various disabilities, Telecom Notice of Consultation 2020-178. In this proceeding, the CRTC is examining whether retail wireless service providers are meeting their requirements to offer mobile wireless plans that meet the needs of Canadians with disabilities; to promote those plans in ways that are accessible (including through stores, websites and customer service representatives); and whether new regulatory measures are required. We are participating fully in this proceeding to demonstrate how we are complying with existing requirements. The impact of this proceeding is not expected to be material.

CRTC review of deadlines for transition to next-generation 9-1-1 service

On June 14, 2021, the CRTC issued Telecom Decision CRTC 2021-199, Establishment of new deadlines for Canada’s transition to next-generation 9-1-1 (NG9-1-1), where the CRTC stipulated revised implementation for NG9-1-1 service in Canada. The CRTC directed NG9-1-1 network providers, including us, to establish their NG9-1-1 networks, complete all NG9-1-1 production onboarding activities, and be ready to provide NG9-1-1 voice service by transiting live NG9-1-1 traffic, wherever public safety answering points have been established in a particular region, by March 1, 2022. We will work to comply with the directives from this decision. The impact of this proceeding is not expected to be material.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Proposed changes to Personal Information Protection and Electronic Documents Act

On November 17, 2020, the federal government introduced Bill C-11, the Digital Charter Implementation Act, 2020, which, if passed, would replace the Personal Information Protection and Electronic Documents Act (PIPEDA) with a new Consumer Privacy Protection Act (CPPA). This bill aims to give consumers new rights and imposes new monetary penalties for non-compliance. The bill is currently at second reading stage in the House of Commons and is expected to go to Committee for further review in 2021. The full extent of the impact on us is not yet known.

Proposed updating of Quebec public and private sector privacy law

On June 12, 2020, the Quebec National Assembly introduced Bill 64, An Act to modernize legislative provisions as regards the protection of personal information, which, if passed, would make significant changes to current provincial privacy law, which is decades old. The bill creates a broad range of new obligations for organizations and rights for individuals, such as the right to deletion and to object to the use of artificial intelligence. The bill is currently in a clause by clause review and significant amendments are being recommended by the reviewing Committee. It is expected that the bill will go for a final vote late in 2021. The full extent of the impact on us is not yet known.

Proposed subsidy increases for Northwestel

On November 2, 2020, the CRTC initiated a review of its regulatory framework for Northwestel Inc. and the state of telecommunications services in Canada’s North in Telecom Notice of Consultation CRTC 2020-367. On January 20, 2021, a number of interveners proposed large subsidy increases to Northwestel and other companies providing service in the North. The proceeding is ongoing. The impact of this proceeding is not expected to be material.

Broadcasting-related issues

Broadcasting licences held by TELUS

Our regional licences to operate broadcasting distribution undertakings in B.C. and Alberta were granted renewals in Broadcasting Decision CRTC 2018-267, which extends the licence terms to August 31, 2023. Our licence to operate a regional broadcasting distribution undertaking in areas of Quebec was renewed on June 28, 2019 in Broadcasting Decision CRTC 2019-230, extending the licence term to August 31, 2024. Our licence to operate a national video-on-demand service was renewed to August 31, 2023, as part of Broadcasting Decision CRTC 2018-20. We received CRTC authorization to launch a pay-per-view service on June 28, 2020, as part of Broadcasting Decision CRTC 2020-235.

Review of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act

On January 29, 2020, the Broadcasting and Telecommunications Legislative Review Panel released its final report entitled Canada’s Communications Future: Time to Act. The report contains 97 recommendations to update legislation governing broadcasting, telecommunications and radiocommunication for the Government of Canada to consider. Further to the report, on November 3, 2020, the government introduced legislation to amend the Broadcasting Act. Bill C-10 would bring streaming services that operate over the internet expressly within the scope of the Broadcasting Act, and would provide the CRTC with new and expanded regulatory powers to implement a modernized regulatory framework that addresses declining levels of support for Canadian content over the past several years, and provide a more sustainable source of support going forward. The Minister of Canadian Heritage has indicated that further reforms will be needed to fully modernize the regulation of the broadcasting system, but that these proposed reforms are an important first step. On June 21, 2021, Bill C-10 passed third reading at the House of Commons, and began its debate in the Senate. It is too early to determine if proposed amendments, as well as any other potential legislative changes arising as a result of the report, will have a material impact on us.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Review of the Copyright Act and Copyright Board reforms

The Copyright Act’s statutorily mandated five-year review was due in 2017, and a process for conducting the review via parliamentary committee was announced in December 2017. The House of Commons Standing Committee on Industry, Science and Technology (INDU Committee), with the assistance of the House of Commons Standing Committee on Canadian Heritage, completed the review early in 2019, and both committees presented reports to the House of Commons in May and June of 2019. Although the INDU Committee had requested that a comprehensive government response be tabled by September 1, 2019, the government did not respond. Following the October 2019 federal election, the timeline for potential changes to the Copyright Act is uncertain, although government officials have signalled that copyright reform legislation may be tabled in 2021. The policy approach for copyright has traditionally been based on a balance of interests of creators and consumers, and as a result, the impact of this proceeding is not expected to be material.

Consultation to modernize the copyright framework of online intermediaries

On April 14, 2021, ISED announced the launch of a consultation to modernize the copyright framework for online intermediaries. The consultation builds on the work done in 2018 and 2019 as part of the parliamentary review of the Copyright Act. ISED has sought comments on a broad range of issues, including the role of intermediaries in policing online copyright infringement, how to remunerate rights holders for the use of their content on online platforms, and what types of enforcement tools (such as website-blocking orders) should be available against intermediaries. We participated in this consultation and filed joint comments with other internet service providers (ISPs) on May 31, 2021. Among other things, the comments advocated for a continuation of existing government policy that provides ISPs with unconditional safe harbour protection for the potentially infringing activities of their customers. It is too early to tell whether this consultation will have a material impact on us.

Legal challenge to the CRTC’s ability to regulate affiliation agreements

The CRTC’s ability to regulate affiliation agreements between broadcasting distributors and programming services is currently being challenged by vertically integrated broadcasting entities before the Federal Court of Appeal. The Federal Court of Appeal heard the case on May 18, 2021. We were granted leave to intervene in the case and appeared at the hearing, where we defended the CRTC’s regulatory powers as a cornerstone of its vertical integration framework, which aims to ensure the fair treatment by vertically integrated firms of rival broadcasting distributors and programming services. A decision is not expected before late 2021 or early 2022. While an adverse decision could weaken our negotiating position vis-a-vis vertically integrated firms that supply “must-have” channels to our broadcasting distribution business, it is too early to determine the impact it would have on our broadcasting distribution activities.

10.Risks and risk management

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities were described in our 2020 annual MD&A and have not materially changed since December 31, 2020. Reference is made as well to the summary of risks and uncertainties in the Caution regarding forward-looking statements at the beginning of this MD&A.

11.Definitions and reconciliations

11.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

On May 27, 2021, the Canadian Securities Administrators (CSA) issued National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure which will be effective for our MD&A for the year ended December 31, 2021. We are evaluating this instrument and expect that there will be resultant changes to certain metrics currently disclosed within Section 11.1 of the MD&A.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Adjusted Net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. (See Reconciliation of adjusted Net income and Reconciliation of adjusted basic EPS in Section 1.3.)

Capital expenditure intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total Operating revenues and other income. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

TELUS Corporation Common Share (Common Share) dividend payout ratio: This is a historical measure calculated as the sum of the most recent four quarterly dividends declared, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of free cash flow amounts for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual free cash flow. Our objective range for the annual TELUS Corporation Common Share dividend payout ratio is on a prospective basis, rather than on a trailing basis. (See Section 7.5 Liquidity and capital resource measures.)

Calculation of Common Share dividend payout ratio, net of dividend reinvestment plan effects

Determined using management measures

12-month periods ended June 30 ($ millions, except ratio)	2021	2020
Sum of the last four quarterly dividends declared	1,609	1,433
Sum of the last four quarterly amount of dividends declared reinvested in Common Shares	(600)	(516)
Numerator – Sum of the last four quarterly dividends declared, net of dividend reinvestment plan effects	1,009	917
Denominator – Free cash flow	910	1,511
Ratio (%)	111	61

Calculation of ratio of Common Share dividends declared to cash provided by operating activities less capital expenditures (excluding spectrum licences)

Determined using most comparable IFRS-IASB measures

12-month periods ended June 30 ($ millions, except ratio)	2021	2020
Numerator – Sum of the last four quarterly dividends declared	1,609	1,433
Cash provided by operating activities	4,124	4,616
Less:
Capital expenditures (excluding spectrum licences)	(2,952)	(2,911)
Denominator – Cash provided by operating activities less capital expenditures (excluding spectrum licences)	1,172	1,705
Ratio (%)	137	84

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Earnings coverage: This measure is defined in the CSA’s National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

12-month periods ended June 30 ($ millions, except ratio)	2021	2020
Net income attributable to Common Shares	1,233	1,441
Income taxes (attributable to Common Shares)	410	517
Borrowing costs (attributable to Common Shares)[1]	734	765
Numerator	2,377	2,723
Denominator – Borrowing costs	734	765
Ratio (times)	3.2	3.6

1	Interest on Long-term debt plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding capitalized interest and deducting borrowing costs attributable to non-controlling interests.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA — excluding restructuring and other costs, as it is a component of the EBITDA — excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA — excluding restructuring and other costs ratio.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBIT (earnings before interest and income taxes) is calculated for our operating segments because we believe that it is a meaningful indicator of our operating performance as it represents our earnings from operations before costs of capital structure and income taxes.

EBITDA reconciliation

	Second quarters		Six-month periods
	ended June 30		ended June 30
($ millions)	2021	2020	2021	2020
Net income	344	315	677	668
Financing costs	203	202	410	394
Income taxes	111	117	243	256
Depreciation	527	505	1,051	1,028
Amortization of intangible assets	266	220	531	422
EBITDA	1,451	1,359	2,912	2,768
Add restructuring and other costs included in EBITDA	38	70	79	130
EBITDA – excluding restructuring and other costs	1,489	1,429	2,991	2,898
Add other equity losses related to real estate joint ventures	1	3	2	9
Deduct retirement of a provision arising from business acquisition-related written put options within DLCX	—	(71)	—	(71)
Adjusted EBITDA	1,490	1,361	2,993	2,836

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Calculation of EBITDA margin

	Second quarters		Six-month periods
	ended June 30		ended June 30
($ millions, except margin)	2021	2020	2021	2020
Numerator – EBITDA	1,451	1,359	2,912	2,768
Denominator – Operating revenues and other income	4,111	3,728	8,135	7,422
EBITDA margin (%)	35.3	36.5	35.8	37.3

Calculation of Adjusted EBITDA margin

	Second quarters		Six-month periods
	ended June 30		ended June 30
($ millions, except margin)	2021	2020	2021	2020
Numerator – Adjusted EBITDA	1,490	1,361	2,993	2,836
Adjusted Operating revenues and other income:
Operating revenues and other income	4,111	3,728	8,135	7,422
Other equity losses related to real estate joint ventures	1	3	2	9
Retirement of a provision arising from business acquisition-related written put options within DLCX	—	(71)	—	(71)
Denominator – Adjusted Operating revenues and other income	4,112	3,660	8,137	7,360
Adjusted EBITDA margin (%)	36.2	37.2	36.8	38.6

EBITDA — excluding restructuring and other costs interest coverage: This measure is defined as EBITDA –excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Free cash flow calculation

	Second quarters		Six-month periods
	ended June 30		ended June 30
($ millions)	2021	2020	2021	2020
EBITDA	1,451	1,359	2,912	2,768
Add non-cash losses (deduct non-cash gains) from the sale of property, plant and equipment	—	1	—	(2)
Restructuring and other costs, net of disbursements	(2)	14	(14)	26
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	33	102	85	214
Effects of lease principal (IFRS 16 impact)	(124)	(81)	(247)	(165)
Leases formerly accounted for as finance leases (IFRS 16 impact)	—	27	—	54
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	52	41	87	64
Net employee defined benefit plans expense	30	25	56	52
Employer contributions to employee defined benefit plans	(12)	(12)	(28)	(27)
Interest paid	(173)	(199)	(372)	(376)
Interest received	1	3	3	6
Capital expenditures (excluding spectrum licences)[1]	(913)	(756)	(1,598)	(1,421)
Free cash flow before income taxes	343	524	884	1,193
Income taxes paid, net of refunds	(133)	(13)	(353)	(137)
Free cash flow	210	511	531	1,056

1	Refer to Note 31 of the interim consolidated financial statements for further information.

The following reconciles our definition of free cash flow with Cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

	Second quarters		Six-month periods
	ended June 30		ended June 30
($ millions)	2021	2020	2021	2020
Free cash flow	210	511	531	1,056
Add (deduct):
Capital expenditures (excluding spectrum licences)	(913)	(756)	(1,598)	(1,421)
Adjustments to reconcile to Cash provided by operating activities	127	195	60	162
Cash provided by operating activities	1,250	1,462	2,189	2,639

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other costs ratio.

Net debt to EBITDA — excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other costs. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Net interest cost: This measure is the denominator in the calculation of EBITDA — excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $786 million in the 12-month period ended June 30, 2021, and $797 million in the 12-month period ended June 30, 2020.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Restructuring and other costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models or post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity; significant litigation costs in respect of losses or settlements, adverse retrospective regulatory decisions; and certain incremental atypical costs incurred in connection with the COVID-19 pandemic.

Components of restructuring and other costs

	Second quarters		Six-month periods
	ended June 30		ended June 30
($ millions)	2021	2020	2021	2020
Goods and services purchased	22	60	45	110
Employee benefits expense	16	10	34	20
Restructuring and other costs included in EBITDA	38	70	79	130

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless and wireline telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Mobile phone average billing per subscriber per month (ABPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges, as well as monthly re-payments of the outstanding device balance owing from customers on contract; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Churn is calculated as the number of subscribers deactivated during a given period divided by the average number of subscribers on the network during the period, and is expressed as a rate per month. Mobile phone churn refers to the aggregate average of both prepaid and postpaid mobile phone churn. A TELUS, Koodo or Public Mobile brand prepaid mobile phone subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Connected device subscriber means a TELUS subscriber on an active service plan with a recurring revenue-generating portable unit (e.g. tablets, internet keys, Internet of Things, wearables and connected cars) that is connected to the TELUS network and is intended for limited or no cellular voice capability.

Mobile phone subscriber means a TELUS subscriber on an active service plan with a recurring revenue-generating portable unit (e.g. feature phones and smartphones) that is connected to the TELUS network and provides voice, text and/or data connectivity.

Internet subscriber means a TELUS subscriber on an active internet plan with a recurring revenue-generating fixed unit that is connected to the TELUS network and provides internet connectivity.

Residential voice subscriber means a TELUS subscriber on an active phone plan with a recurring revenue-generating fixed unit that is connected to the TELUS network and provides voice service.

Security subscriber means a TELUS subscriber on an active security plan with a recurring revenue-generating fixed unit that is connected to the TELUS security and automation platform.

TV subscriber means a TELUS subscriber on an active TV plan with a recurring revenue-generating fixed unit subscription for video services from a TELUS TV platform (e.g. Optik TV and Pik TV).

Virtual care member means primary enrolment to receive services on an active TELUS Health virtual care plan.

TELUS Corporation – Management’s discussion and analysis – 2021 Q2

Healthcare lives covered means the number of users (primary members and their dependents) enrolled in various health programs supported by TELUS Health services (e.g. virtual care, health benefits management, preventative care and personal health security).

Digital health transactions mean the total number of health claims, dental claims, consultations or other paid transactions facilitated by TELUS Health services.